Exhibit 2.6

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SAFETY-KLEEN, INC.,

CLEAN HARBORS, INC.

AND

CH MERGER SUB, INC.

October 26, 2012

i

ii

Exhibit A	Escrow Agreement

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 26, 2012, by and among Safety-Kleen, Inc., a Delaware corporation (the “Company”), Clean Harbors, Inc., a Massachusetts corporation (“Acquiror”), and CH Merger Sub, Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of Acquiror (“Merger Sub”) (Merger Sub and the Company being hereinafter referred to as the “Constituent Corporations”).

WHEREAS, the boards of directors of the Company, Acquiror and Merger Sub each have determined that it is advisable and in the best interests of their respective companies and stockholders to enter into a business combination by means of the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) will be converted into the right to receive the consideration set forth in this Agreement;

WHEREAS, simultaneously with the execution hereof, the Company is delivering to Acquiror Voting and Lock-Up Agreements executed by Persons holding not less than 72% of all outstanding shares of Company Common Stock; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

THE MERGER

Section 1.1               Certain Definitions.

As used in this Agreement, the following terms shall have the meaning indicated below.

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 8.10(b).

“Accounting Firm” has the meaning set forth in Section 4.6(c)(iv).

“Acquiror” has the meaning set forth in the Preamble.

“Acquiror Companies” means, collectively, Acquiror and Merger Sub.

“Acquiror Material Adverse Effect” has the meaning set forth in Section 6.1.

“Acquiror Plans” has the meaning set forth in Section 8.6(d).

“Acquiror Indemnified Parties” has the meaning set forth in Section 11.2(a).

“Acquisition Agreement” has the meaning set forth in Section 8.10(c).

“Acquisition Financing” has the meaning set forth in Section 8.7(b).

“Acquisition Inquiry” means an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Acquiror or any of its subsidiaries) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means any proposal made by any person or persons other than Acquiror, Merger Sub or any Affiliate thereof to acquire, other than in the transactions contemplated hereby, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of a majority of the equity interests in the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock or similar transaction involving the Company or (ii) all or substantially all of the business or assets of the Company and the Company Subsidiaries, taken as a whole.

“Adjustment Escrow Account” has the meaning set forth in Section 4.2(h).

“Adjustment Escrow Amount” means an amount equal to the one half of the sum of (x) the Estimated Net Working Capital Amount plus (y) the Estimated Closing Cash.

“Affected Employee” has the meaning set forth in Section 8.6(a).

“Affiliate” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Aggregate Exercise Price” means the weighted average of the exercise prices for all outstanding Company Options that are exercisable at the Effective Time and for which the exercise price is less than the Gross Per Share Merger Consideration, multiplied by the number of shares of Company Common Stock for which such Company Options are exercisable.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 8.7(d)(i).

“Alternative Financing Source” means any entities that have committed or commit to provide or arrange or otherwise enter into agreements in connection with the Alternative Financing, including, without limitation, lenders, underwriters, placement agents, initial purchasers, arrangers or any agent acting in any similar capacity and the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and their and their respective affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“Applicable Percentage” means, with respect to any Company Equityholder, a ratio, expressed as a percentage (rounded to four decimal places), equal to (x) the sum of (i) the aggregate number of shares of Company Common Stock held by such holder immediately prior to the Effective Time, plus (ii) the aggregate number of outstanding Company Options of such holder that are held by such holder immediately prior to the Effective Time and for which the exercise price is less than the Gross Per Share Merger Consideration, plus (iii) the aggregate number of Company Restricted Stock Units of such holder that are unexpired and outstanding immediately prior to the Effective Time divided by (y) the Fully Diluted Common Number (excluding any Dissenting Shares).

“Business Day” means a day other than a Saturday, a Sunday or another day on which commercial banking institutions in New York, New York are authorized or required by Law to be closed.

“By-laws” has the meaning set forth in Section 2.2.

“Cash” means cash and Cash Equivalents determined in accordance with GAAP, using the policies, conventions, methodologies and procedures used by the Company in preparing the Financial Statements.

“Cash Equivalents” means investment securities with original maturities of ninety (90) days or less and credit card receivables that are readily collectible into cash.

“Certificate of Incorporation” has the meaning set forth in Section 2.1.

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certificates” has the meaning set forth in Section 4.2(b).

“Change of Recommendation” has the meaning set forth in Section 8.10(c).

“Closing” has the meaning set forth in Section 1.4.

“Closing Balance Sheet” has the meaning set forth in Section 4.6(b).

“Closing Cash” means the amount of Cash of the Company and the Company Subsidiaries as of the close of business on the Closing Date, excluding the effect of the transactions occurring at the Closing.

“Closing Date” has the meaning set forth in Section 1.4.

“Closing Date Schedule” has the meaning set forth in Section 4.6(b).

“Closing Debt” means the amount of all outstanding Debt of the Company and the Company Subsidiaries as of the close of business on the Closing Date (excluding any intercompany Debt), excluding the effect of the transactions occurring at the Closing.

“Closing Net Working Capital Amount” means (a) the Current Assets of the Company, less (b) the Current Liabilities of the Company, determined as of the open of business on the Closing Date.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letter” has the meaning set forth in Section 6.6.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 5.14(a).

“Company Board” means the board of directors of the Company.

“Company Common Stock” has the meaning set forth in the Preamble.

“Company Equityholder” means any holder of Company Common Stock, Company Options or Company Restricted Stock Units that is entitled to receive Per Share Initial Merger Consideration, Company Option Consideration or Company Restricted Stock Unit Consideration and that has not perfected its appraisal rights pursuant to Section 4.2(e).

“Company Material Adverse Effect” means any material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that the effects of changes or effects that are generally applicable to (i) the industries and markets in which the Company and the Company Subsidiaries operate, (ii) the North American or global economy or (iii) the United States securities markets shall be excluded from the determination of Company Material Adverse Effect; and provided further that any adverse effect on the Company and the Company Subsidiaries resulting from (A) the execution of this Agreement, the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, (B) changes in any Laws (as described below), accounting regulations or principles applicable to the Company or any of the Company Subsidiaries, (C) any other action required by Law, contemplated by this Agreement or taken at the request of, or with the consent of, Acquiror or Merger Sub, (D) any failure by the Company or the Company Subsidiaries to meet earnings estimates or financial projections, (E) any failure of any line of business of the Company or the Company Subsidiaries to meet estimates or financial projections, or (F) any changes in liquidity due to payments of any amounts accrued or reserved for on the Financial Statements shall be excluded from the determination of Company Material Adverse Effect.

“Company Option” has the meaning set forth in Section 4.3.

“Company Option Consideration” has the meaning set forth in Section 4.3.

“Company Registration Statement” means the registration statement of the Company (as amended to date) on Form S-1 (No. 333-183295) originally filed with the SEC on August 14, 2012 and amended by Amendment No. 1 filed with the SEC on September 28, 2012.

“Company Restricted Stock Unit” has the meaning set forth in Section 4.4.

“Company Restricted Stock Unit Consideration” has the meaning set forth in Section 4.4.

“Company Stockholders Meeting” has the meaning set forth in Section 8.2.

“Company Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company or by any one or more of its subsidiaries, or by the Company and one or more of its subsidiaries.

“Competition Act” means the Competition Act (Canada), as amended from time to time, and the rules and regulations promulgated thereunder.

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with the requirements of Regulation S-K and Regulation S-X promulgated under the Securities Act for registered offerings of equity or debt securities (excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16 thereunder).

“Confidentiality Agreement” has the meaning set forth in Section 8.1.

“Constituent Corporations” has the meaning set forth in the Preamble.

“Contested Adjustments” has the meaning set forth in Section 4.6(c)(ii).

“Copyrights” means copyrights and copyrightable subject matter and all applications, registrations and renewals in connection therewith.

“Current Assets” means all current assets of the company, including inventory (as calculated based upon a physical inventory conducted by Acquiror and the Company shortly following the Closing Date to determine the inventory as of the Closing

Date), less cash and cash equivalents and assets included in accounts 128100, 142120, 141145, 141515 and 143170 (as detailed on Schedule 1.1(a)).

“Current Liabilities” means all current liabilities, including Deferred Revenue for waste liabilities (as calculated based upon a physical inventory conducted by Acquiror and the Company shortly following the Closing Date to determine the inventory as of the Closing Date, including costs for tank bottoms) and an “Accrued Heel” liability for costs to remove sludge from rail cars, less liabilities included in accounts 228170, 228250, 240111 and 228930 (as detailed on Schedule 1.1(a)).

“Debt” means both the current and long-term portions of any amount owed (including unpaid interest thereon and any prepayment penalties relating thereto), without duplication, (i) in respect of borrowed money, (ii) in respect of capitalized lease obligations and (iii) guarantees of obligations of the type described in clauses (i) and (ii); provided, however, that notwithstanding the foregoing, Debt shall not be deemed to include any accounts payable incurred in the ordinary course of business or any obligations under undrawn letters of credit.

“Delaware Courts” has the meaning set forth in Section 12.8.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Disclosure Schedules” means the disclosure schedules to this Agreement delivered by the Company to Acquiror as contemplated by this Agreement.

“Dispute Notice” has the meaning set forth in Section 4.6(c)(ii).

“Dissenting Shares” has the meaning set forth in Section 4.2(e).

“Effective Time” has the meaning set forth in Section 1.3.

“Environmental Claim” means any written claim from a Governmental Entity alleging that the Company or any Company Subsidiary is in violation of any Environmental Law.

“Environmental Laws” means any applicable Law, and any applicable binding and enforceable Governmental Order with any Governmental Entity governing: (a) pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Substances.

“Environmental Reports” has the meaning set forth in Section 5.16(e).

“ERISA” has the meaning set forth in Section 5.14(a).

“ERISA Affiliate” has the meaning set forth in Section 5.14(a).

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” means an escrow agreement substantially in the form of Exhibit A hereto, to be entered into prior to the Effective Time among the Shareholder Representative, Acquiror, the Company and the Escrow Agent.

“Estimated Closing Cash” has the meaning set forth in Section 4.6(a).

“Estimated Net Working Capital Amount” means the lesser of (a) the Current Assets of the Company less the Current Liabilities of the Company determined as of the open of business on the Closing Date and (b) the average of the Current Assets of the Company less the average of the Current Liabilities of the Company on each of the Company’s two most recently ended monthly internal financial reporting periods as of five Business Days before the Closing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Fund” has the meaning set forth in Section 4.2(a).

“Expiration Date” has the meaning set forth in Section 11.1(a).

“Financial Statements” has the meaning set forth in Section 5.5.

“Financing” has the meaning set forth in Section 6.6.

“Fully Diluted Common Number” means (i) the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, plus (ii) the aggregate number of shares of Company Common Stock issuable upon the exercise in full of all outstanding Company Options that are exercisable at the Effective Time and for which the exercise price is less than the Gross Per Share Merger Consideration, plus (iii) the aggregate number of Company Restricted Stock Units that are unexpired and outstanding immediately prior to the Effective Time, less (iv) the aggregate number of shares of Company Common Stock, if any, to be cancelled at the Effective Time pursuant to Section 4.1(c).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” has the meaning set forth in Section 5.4.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity.

“Gross Per Share Merger Consideration” means an amount equal to the quotient of (i) the sum of (1) the Merger Consideration, plus (2) the Estimated Closing Cash, plus (3) the Aggregate Exercise Price, plus (4) the amount, if any, by which the

Estimated Net Working Capital Amount exceeds the Targeted Net Working Capital Amount, less the sum of (w) the Closing Debt plus (x) the amount, if any, by which the Targeted Net Working Capital Amount exceeds the Estimated Net Working Capital Amount, divided by (ii) the Fully Diluted Common Number.

“Hazardous Substance” means any “hazardous substance” as set forth in Section 5.16(c) and petroleum, including crude oil, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel (or mixtures of natural gas and such synthetic gas).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnification Escrow Account” has the meaning set forth in Section 4.2(h).

“Indemnification Escrow Amount” means $75,000,000.

“Indemnified Party” has the meaning set forth in Section 11.5(e).

“Indemnifying Party” has the meaning set forth in Section 11.5(e).

“Indemnitees” has the meaning set forth in Section 8.8(a).

“Indemnity Trigger” has the meaning set forth in Section 11.4.

“Information Statement” has the meaning set forth in Section 8.3.

“Intellectual Property” means all U.S. and foreign Patents, Trademarks, Copyrights and Trade Secrets.

“Insured Parties” has the meaning set forth in Section 8.8(b).

“knowledge of Acquiror” means such facts and other information that as of the date of determination are actually known to the principal accounting officer or any “executive officer” (as such term is defined in Rule 3b-7 under the Exchange Act) of Acquiror.

“knowledge of the Company” means such facts and other information that as of the date of determination are actually known, or should have been known after reasonable investigation solely with respect to such individual’s functional area of responsibility, to Robert Craycraft II, Jeff Richard, David Sprinkle, Dave Eckelbarger, Mark Phariss, Chip Duffie, Brad Carl, Jeff Robertson, Bobby Schwerin or Jean Lee, it being understood that none of such persons shall be subject to personal liability as a result of being listed as a knowledge person in this definition.

“Law” means any federal, state, local or foreign law, statute, ordinance, regulation, judgment, order, decree, injunction, arbitration award, franchise, license, agency requirement or permit of any Governmental Entity.

“Lender” has the meaning set forth in Section 6.6.

“Lien” means any mortgage, pledge, deed of trust, hypothecation, claim, security interest, encumbrance, title defect, easement, right-of-way, encroachment, option, lien or charge of any nature whatsoever.

“Loss” and “Losses” has the meaning set forth in Section 11.2(a).

“Marketing Period” means a single consecutive 20 calendar day period which shall commence five (5) days following the delivery by the Company of the Required Information as contemplated by Section 8.7(g)(iii), in a form which is Compliant, but in no event shall the Marketing Period commence prior to November 26, 2012 unless Acquiror shall otherwise agree; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Acquiror a written notice (stating when it believes it completed such delivery), in which case the Company shall be deemed to have provided the Required Information unless Acquiror in good faith reasonably believes the Company has not completed the delivery of the Required Information (or Acquiror cannot confirm whether the Company has completed the delivery of the Required Information) and within two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating, to the extent reasonably practicable, which Required Information the Company has not yet delivered) and, provided further that (i) such 20 calendar day period shall either conclude prior to December 21, 2012 or commence after January 2, 2013, and (ii) in calculating such 20 calendar day period, the days from November 22, 2012 through and including November 25, 2012 shall not be considered calendar days.  Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such consecutive 20 calendar day period, the Company shall have announced any intention to restate any financial statements or financial information included in the Required Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements described in the immediately preceding sentence would be satisfied on the first day, throughout and on the last day of such new consecutive 20 calendar day period.

“Material Contract” has the meaning set forth in Section 5.12(a).

“Merger” has the meaning set forth in the Preamble.

“Merger Consideration” has the meaning set forth in Section 4.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Patents” means patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof and all applications, registrations and renewals in connection therewith.

“Paying Agent” has the meaning set forth in Section 4.2(a).

“Permitted Liens” means (i) Liens reserved against or identified in the Financial Statements, as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for Taxes not yet due and payable or, if due, not delinquent or being contested in good faith by appropriate proceedings, (iii) mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s and other similar Liens arising or incurred in the ordinary and usual course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings, (v) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building, environmental or similar restrictions that would not, individually or in the aggregate, have a Company Material Adverse Effect, (vi) easements, covenants, conditions, restrictions, reservations, rights, claims, rights-of-way and other similar Liens that would not, individually or in the aggregate, have a Company Material Adverse Effect, (vii) pledges and deposits made in the ordinary and usual course of business in compliance with workers’ compensation, unemployment insurance and other social security laws or regulations, (viii) deposits to secure the performance of bids, trade contracts (including customer contracts), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary and usual course of business, (ix) judgment Liens that would not, individually or in the aggregate, have a Company Material Adverse Effect, (x) customary Liens (including the right of set-off) in favor of institutions at which deposit, commodity and security accounts are held encumbering such accounts and the assets held therein incurred in the ordinary and usual course of business, and (xi) Liens incurred by the Company or any Company Subsidiary with the consent of Acquiror.

“Permits” has the meaning set forth in Section 5.9(b).

“Per Share Adjustment Escrow Amount” means an amount equal to the Adjustment Escrow Amount divided by the Fully Diluted Common Number (excluding Dissenting Shares).

“Per Share Indemnification Escrow Amount” means an amount equal to the Indemnification Escrow Amount divided by the Fully Diluted Common Number (excluding any Dissenting Shares).

“Per Share Initial Merger Consideration” has the meaning set forth in the Section 4.1(a).

“Per Share Post-Adjustment Amount” means an amount equal to (x) the Post-Adjustment Amount, divided by (y) the Fully Diluted Common Number (excluding any Dissenting Shares).

“Per Share Post-Indemnification Amount” means an amount equal to (x) the Post-Indemnification Amount divided by (y) the Fully Diluted Common Number (excluding any Dissenting Shares).

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Post-Adjustment Amount” means the aggregate total of distributions from the Adjustment Escrow Account for the benefit of Company Equityholders.

“Post-Indemnification Amount” means the aggregate total of distributions from the Indemnification Escrow Account for the benefit of Company Equityholders.

“Prime Rate” means the rate per annum published in the Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period.

“Representatives” has the meaning set forth in Section 8.1.

“Required Information” has the meaning set forth in Section 8.7(g)(iii).

 “Review Period” has the meaning set forth in Section 4.6(c)(ii).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder Indemnified Parties” has the meaning set forth in Section 11.3.

“Shareholder Representative” has the meaning set forth in Section 12.2(a).

“Superior Proposal” means any bona fide written Acquisition Proposal that was not initiated, solicited, encouraged or facilitated by the Company or any of its subsidiaries or any of its Representatives in violation of this Agreement, made by a third party on terms which the Company’s board of directors determines (after consultation with its financial advisors and outside legal counsel of nationally recognized reputation) in good faith (A) would result in a transaction that, if consummated, is more favorable to the stockholders of the Company (in their capacity as stockholders) than the Merger, taking into account all the terms and conditions of such proposal, the Person making such proposal and this Agreement (including any break-up fees, expense reimbursement provisions and conditions to consummation, including financing) and (B) is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no proposal shall be deemed to be a Superior Proposal if such proposal is subject to a financing condition or any financing required to consummate the proposal is not committed at least to the same extent as required hereunder with respect to Acquiror.

“Surviving Corporation” has the meaning set forth in Section 1.2.

“Targeted Net Working Capital Amount” means $50,000,000.

“Taxes” means any and all taxes, including federal, state, local, or foreign income, gross receipts, excise, real or personal property, sales, withholding, social security, occupation, use, service, service use, value added, license, net worth, payroll, franchise or similar taxes, imposed by any Taxing Authority together with any interest, penalties or additions to tax and additional amounts imposed with respect thereto.

“Taxing Authority” means any governmental entity responsible for the imposition or collection of any Taxes.

“Tax Return” shall mean any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority or jurisdiction (foreign or domestic) with respect to Taxes.

“Termination Date” has the meaning set forth in Section 10.1(c).

“Third-Party Claims” has the meaning set forth in Section 11.5(f).

“Trade Marks” means trademarks, service marks, trade names, domain names, logos, slogans, trade dress, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, and all applications, registrations and renewals in connection therewith.

“Trade Secrets” means trade secrets and all confidential information, know-how and inventions.

“Transfer Taxes” has the meaning set forth in Section 8.9.

Section 1.2               The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Constituent Corporations shall consummate the Merger in which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease, (b) the Company shall be the successor or surviving corporation (the “Surviving Corporation”) in the Merger and shall be governed by the laws of the State of Delaware and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, and the Surviving Corporation shall succeed to and assume all of the rights and obligations of Merger Sub.  The Merger shall have the effects set forth in the DGCL.

Section 1.3               Effective Time.

The Constituent Corporations shall cause a certificate of merger (the “Certificate of Merger”) to be filed on the Closing Date (or on such other date as the Company and Acquiror may agree in writing) with the Secretary of State of the State of Delaware as provided in the DGCL, and shall make all other filings or recordings required by the DGCL in connection with the Merger.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or such later time as is specified in the Certificate of Merger (the “Effective Time”).

Section 1.4               Closing.

The closing of the Merger (the “Closing”) shall take place (a) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 155 North Wacker Drive, Chicago, Illinois at 10:00 a.m., local time, on the first Friday following the date on which the last of the conditions set forth in Article IX hereof shall be fulfilled or waived in accordance with this Agreement (other than conditions that can only be satisfied at the Closing, but subject to the satisfaction of such conditions at the Closing) or (b) at such other place, time and date as the Company and Acquiror may agree in writing.  Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended prior to the time of the satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), then the Closing shall occur instead on the first Friday following the satisfaction or waiver of such conditions that is the earlier to occur of (i) any Business Day before or during the Marketing Period as may be specified by Acquiror on no less than two (2) Business Days’ prior written notice to the Company and (ii) the final day of the Marketing Period, or at such other place, date and time as the Company and Parent shall agree.  The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.  In no event shall the Closing take place prior to December 28, 2012 unless an earlier date has been agreed to in writing by Acquiror; provided, however, that if all conditions to Closing have been satisfied on, but not prior to, December 27, 2012 and the Marketing Period shall have also ended on or prior to such date, the Closing shall take place on December 28, 2012; and provided, further, that if all conditions to Closing have been satisfied on, but not prior to December 28, 2012 and the Marketing Period shall have also ended on or prior to such date, the Closing shall take place on December 31, 2012.

ARTICLE II CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION

Section 2.1               Certificate of Incorporation.

The certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving

Corporation (the “Certificate of Incorporation”) until thereafter changed or amended as provided therein or in accordance with applicable Law.

Section 2.2               By-laws.

The by-laws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “By-laws”) until thereafter changed or amended as provided therein or in accordance with applicable Law.

ARTICLE III

DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

Section 3.1               Directors.

The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors have been duly elected or appointed and qualified, in accordance with the Certificate of Incorporation and By-laws.

Section 3.2               Officers.

The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors have been duly elected or appointed and qualified, in accordance with the Certificate of Incorporation and By-laws.

ARTICLE IV

MERGER CONSIDERATION;  CONVERSION OF SHARES

Section 4.1               Merger Consideration.

At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror or Merger Sub or the holders of any outstanding shares of capital stock of the Constituent Corporations:

(a)       Conversion of Common Stock.  Subject to the provisions of this Article IV, each share of Company Common Stock, issued and outstanding immediately prior to the Effective Time (including any shares subject to transfer or other restrictions, but excluding shares of Company Common Stock to be canceled pursuant to Section 4.1(c) and any Dissenting Shares) shall be converted into the right to receive, pursuant to Section 4.2, an amount in cash (adjusted to the nearest whole cent), without interest, equal to the quotient of (i) the sum of (1) $1,250,000,000 (the “Merger Consideration”), plus (2) the Estimated Closing Cash, plus (3) the Aggregate Exercise Price, plus (4) the amount, if any, by which the Estimated Net Working Capital Amount exceeds the Targeted Net Working Capital Amount, less the sum of (w) the Closing Debt, plus (x) the amount, if any, by which the Targeted Net Working Capital Amount exceeds the Estimated Net Working Capital Amount, plus (y) the Indemnification Escrow Amount, plus (z) the Adjustment Escrow Amount, divided by (ii) the Fully Diluted Common Number (such result, the “Per Share Initial Merger Consideration”).

(b)       Cancellation of Company Common Stock.  Subject to the other provisions of this Article IV, all shares of Company Common Stock shall, upon conversion thereof into the right to receive the Per Share Initial Merger Consideration at the Effective Time, cease to be outstanding and shall automatically be cancelled and cease to exist, and each certificate previously evidencing any such shares outstanding immediately prior to the Effective Time (including any shares subject to transfer or other restrictions other than shares of Company Common Stock described in Section 4.1(c) and any Dissenting Shares) shall thereafter represent only the right to receive the Per Share Initial Merger Consideration, without interest thereon, plus the Per Share Post-Indemnification Amount, if any, and the Per Share Post-Adjustment Amount, if any, upon the surrender of the certificate formerly representing such Company Common Stock.  The holders of certificates previously evidencing any such shares shall cease to have any rights with respect to such Company Common Stock except as otherwise provided herein or by Law.

(c)       Treasury Stock.  Notwithstanding any provision of this Agreement to the contrary, each share of Company Common Stock held in the treasury of the Company and each share of Company Common Stock, if any, owned by Acquiror or any direct or indirect wholly owned subsidiary of Acquiror or of the Company immediately prior to the Effective Time shall be cancelled and cease to exist and shall not be converted into the right to receive the Per Share Initial Merger Consideration.

(d)       Merger Sub Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(e)       Anti-Dilution.  If between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, reclassification, recapitalization, split, division, combination or exchange of shares, there will be a proportionate adjustment made to the Per Share Initial Merger Consideration, the Adjustment Escrow Amount and the Indemnification Escrow Amount to reflect such change.

Section 4.2               Exchange of Certificates.

(a)       Exchange Fund.  Immediately prior to the Effective Time, Acquiror shall deposit, or cause to be deposited, with Wells Fargo Bank, National Association (the “Paying Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article IV through the Paying Agent, cash in an aggregate amount sufficient to pay all of the Per Share Initial Merger

Consideration to the holders of shares of Company Common Stock in accordance with this Article IV (such total amount of the Per Share Initial Merger Consideration being referred to as the “Exchange Fund”).  If a holder of Dissenting Shares fails to perfect or withdraws or loses his right to appraisal after the Effective Time, (A) such shares of Company Common Stock shall cease to be Dissenting Shares and (B) Acquiror shall deposit, or cause to be deposited, with the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such holder has failed to perfect, withdraw or loses the right to appraisal and (y) the Per Share Initial Merger Consideration, without any interest thereon.  The Paying Agent shall, pursuant to irrevocable instructions from Acquiror, deliver the Per Share Initial Merger Consideration in exchange for certificates theretofore evidencing Company Common Stock surrendered to the Paying Agent pursuant to Section 4.2(c).

(b)       Letter of Transmittal.  Promptly after the Effective Time, Acquiror shall cause the Paying Agent to mail to each record holder of a certificate or certificates representing shares of Company Common Stock immediately prior to the Effective Time (the “Certificates”) whose shares are converted pursuant to Section 4.1(a) into the right to receive the Per Share Initial Merger Consideration (i) a letter of transmittal for delivery of such Certificates to the Paying Agent and (ii) instructions for use in effecting the surrender of such Certificates for the Per Share Initial Merger Consideration.

(c)       Exchange Procedures.  Acquiror shall cause the Paying Agent to distribute to each former holder of shares of Company Common Stock, upon surrender to the Paying Agent for cancellation of one or more Certificates, accompanied by a letter of transmittal, duly executed and completed in accordance with the instructions thereto, the Per Share Initial Merger Consideration in the form of a wire transfer of same-day funds in the amount such former holder of shares of Company Common Stock is entitled to receive pursuant to the provisions of this Article IV.  If the Per Share Initial Merger Consideration is to be paid to a person other than the person in whose name the surrendered Certificate or Certificates are registered, it will be a condition to receive the Per Share Initial Merger Consideration that the surrendered Certificate or Certificates shall be properly endorsed.

(d)       Termination of Exchange Fund.  Any portion of the Exchange Fund which remains unclaimed by the former holders of shares of Company Common Stock at the second anniversary of the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holders of shares of Company Common Stock who have not theretofore complied with this Article IV shall, subject to applicable abandoned property, escheat and other similar Laws, thereafter look only to Surviving Corporation for any Merger Consideration to which they are entitled.

(e)       Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such shares of Company Common Stock in accordance with the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Per Share Initial Merger Consideration as set forth herein, but such holder shall be entitled to receive such consideration as shall be determined pursuant to the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect or withdraws or loses his right to appraisal, such shares of Company Common Stock shall be treated as if they had converted as of the Effective Time into a right to receive the Per Share Initial Merger Consideration, without interest thereon, such shares shall no longer be Dissenting Shares and shall be paid as contemplated by Section 4.2(a) and such shares shall be deemed to have been issued and outstanding immediately prior to the Effective Time.

(f)                       Withholding of Tax.  Acquiror or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Company Options and shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, applicable Treasury Regulations promulgated under the Code, or any provision of state, local or foreign Tax Law.  To the extent that amounts are so deducted and withheld by Acquiror or the Paying Agent and paid over to the appropriate Taxing Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the former holder of Company Options and shares of Company Common Stock in respect of whom such deduction, withholding and payment was made by Acquiror or the Paying Agent, as the case may be.

(g)                      Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (such affidavit shall be in form reasonably satisfactory to the Paying Agent) by the person claiming such certificate to be lost, stolen or destroyed, and, if required by the Paying Agent, the posting by such person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed certificate, Per Share Initial Merger Consideration to which the holder may be entitled pursuant to this Article IV.

(h)                     Escrow.  At or prior to the Effective Time, Acquiror shall deposit, or cause to be deposited, (i) an amount of cash equal to the Indemnification Escrow Amount into an account maintained by the Escrow Agent (the “Indemnification Escrow Account”) and (ii) an amount of cash equal to the Adjustment Escrow Amount into an account maintained by the Escrow Agent (the “Adjustment Escrow Account”).  The Escrow Agent shall maintain the Indemnification Escrow Account and Adjustment Escrow Account separately and shall not commingle funds in such accounts.  If a holder of Dissenting Shares fails to perfect or withdraws or loses his right to appraisal after the Effective Time, Acquiror shall deposit, or cause to be deposited, (A) into the Indemnification Escrow Account additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such holder has failed to perfect, withdraw or loses the right to appraisal and (y) the Per Share Indemnification Escrow Amount and (B) into the Adjustment Escrow Account additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which such holder has failed to perfect, withdraw or loses the right to appraisal and (y) the Per Share Adjustment Escrow Amount.

Distributions from the Indemnification Escrow Account and Adjustment Escrow Account shall be governed by the Escrow Agreement and this Agreement.

Section 4.3                                              Options.

At the Effective Time, each unexercised, unexpired and outstanding option to purchase shares of Company Common Stock, whether or not then vested or exercisable (each, a “Company Option”), that has an exercise price less than the Gross Per Share Merger Consideration, shall be cancelled and in consideration therefor, each holder of such Company Option shall receive from Acquiror or the Surviving Corporation, on the Closing Date, an amount in cash equal to the product of (i) the excess, if any, of the Per Share Initial Merger Consideration over the per share exercise price of such Company Option and (ii) the number of shares of Company Common Stock subject to such Company Option, without interest and net of any applicable withholding Taxes pursuant to Section 4.2(f) (such amount, the “Company Option Consideration”).  In order to effectuate this Section 4.3, prior to the Closing, the Company shall take all action necessary to accelerate the vesting, effective immediately prior to the Effective Time, for each holder of Company Options, of one hundred percent (100%) of all such holder’s unvested Company Options that are outstanding immediately prior to the Effective Time.  For the avoidance of doubt, each holder of a Company Option with a per share exercise price that is equal to or greater than the Gross Per Share Merger Consideration shall be cancelled and shall not be entitled to receive any payment in exchange for the cancellation of such Company Option.  The Company and the Acquiror or the Surviving Corporation shall take, or cause to be taken, prior to and after the Effective Time, all actions necessary to effectuate this Section 4.3.

Section 4.4                                              Company Restricted Stock Unit Awards.

At the Effective Time, each restricted stock unit (where each unit represents one share of Company Common Stock) granted under the Company’s 2004 Equity Plan and whether or not subject to a deferral agreement (each, a “Company Restricted Stock Unit”) that is unexpired and outstanding immediately prior to the Effective Time, whether or not such share is vested or subject to restrictions, shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and in consideration therefor, each holder of such Company Restricted Stock Unit shall receive from Acquiror or the Surviving Corporation, on the Closing Date, an amount in cash equal to the product of (i) the Per Share Initial Merger Consideration and (ii) the number of units subject to such Company Restricted Stock Unit, without interest and net of any applicable withholding Taxes pursuant to Section 4.2(f) (such amount, the “Company Restricted Stock Unit Consideration”).  No shares of Company Common Stock shall be issued as a result of the Merger in respect of any Company Restricted Stock Unit, whether or not subject to a deferral agreement.  The Company and the Acquiror or the Surviving Corporation shall take, or cause to be taken, prior to and after the Effective Time, all actions necessary to effectuate this Section 4.4.

Section 4.5                                              Stock Transfer Books.

At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company.  If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Per Share Initial Merger Consideration to which the holder may be entitled pursuant to this Article IV.

Section 4.6                                              Purchase Price Adjustment.

(a)                     Estimated Net Working Capital.  Not later than five (5) Business Days before the Closing, the Company shall deliver to Acquiror and the Shareholder Representative a certificate of the Company executed on its behalf by the Chief Financial Officer of the Company that sets forth in reasonable detail the Company’s estimates of the Estimated Net Working Capital Amount, Fully Diluted Common Number, Aggregate Exercise Price, Closing Debt and Closing Cash (“Estimated Closing Cash”), which calculations shall not (except with respect to the Fully Diluted Common Number and Aggregate Exercise Price) reflect or give effect to the transactions occurring at Closing, along with reasonable supporting detail therefor, such estimates to be prepared in accordance with GAAP and the past practices of the Company, using the policies, conventions, methodologies and procedures used by the Company in preparing the Financial Statements.

(b)                     As promptly as practicable, but in no event later than 120 days following the Closing Date, the Surviving Corporation shall, at its expense, (i) cause to be prepared, in accordance with GAAP, using the policies, conventions, methodologies and procedures used by the Company in preparing the Financial Statements, an unaudited balance sheet of the Company on or prior to the close of business on the Closing Date, but which shall not reflect or give effect to the transactions occurring at the Closing (the “Closing Balance Sheet”), together with a statement (the “Closing Date Schedule”) setting forth in reasonable detail the Surviving Corporation’s calculations of the Closing Net Working Capital Amount and Closing Cash, which calculations shall not reflect or give effect to the transactions occurring at the Closing, and (ii) deliver to the Shareholder Representative the Closing Balance Sheet and the Closing Date Schedule.

(c)                      Review; Disputes.

(i)                             From and after the Effective Time, the Surviving Corporation shall provide the Shareholder Representative and any accountants or advisors retained by the Shareholder Representative with reasonable access, during normal business hours, to the relevant books and records of the Surviving Corporation used by the Surviving Corporation in the preparation of, or otherwise reasonably relevant to, the Closing Balance Sheet and the Closing Date Schedule for the purposes of: (A) enabling the Shareholder Representative and its accountants and advisors to calculate, and to review the Surviving Corporation’s calculations of the Closing Net Working Capital Amount and Closing Cash and (B) identifying any dispute related to the calculations of the Closing Net Working Capital Amount and Closing Cash in the Closing Balance Sheet and the Closing Date Schedule.

(ii)                          If the Shareholder Representative disputes the calculation of the Closing Net Working Capital Amount and/or Closing Cash set forth in the Closing Balance Sheet or the Closing Date Schedule, then the Shareholder Representative shall deliver a written notice (a “Dispute Notice”) to the Surviving Corporation and the Escrow Agent at any time during the 60-day period commencing upon receipt by the Shareholder Representative of the Closing Balance Sheet and the Closing Date Schedule, all as prepared by the Surviving Corporation in accordance with the requirements of Section 4.6(a) (the “Review Period”).  The Dispute Notice shall set forth the Shareholder Representative’s calculation of each disputed amount in reasonable detail (the item or items to which the Shareholder Representative objects being referred to herein as the “Contested Adjustments”) .

(iii)                       If the Shareholder Representative does not deliver a Dispute Notice to the Surviving Corporation prior to the expiration of the Review Period, the Surviving Corporation’s calculations of the Closing Net Working Capital Amount and Closing Cash set forth in the Closing Balance Sheet and the Closing Date Schedule shall be deemed final and binding on Acquiror, the Surviving Corporation, the Shareholder Representative and the Company Equityholders for all purposes of this Agreement.

(iv)                      If the Shareholder Representative delivers a Dispute Notice to the Surviving Corporation prior to the expiration of the Review Period, then the Shareholder Representative and the Surviving Corporation shall use commercially reasonable efforts to reach agreement on the Contested Adjustments, and all such discussions thereto shall, unless otherwise agreed by the Shareholder Representative and the Surviving Corporation, be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule.  If the Shareholder Representative and the Surviving Corporation are unable to reach agreement on the Contested Adjustments within 30 days after the delivery of the Dispute Notice, either party shall have the right to refer any such remaining Contested Adjustments to PricewaterhouseCoopers or an alternative national accounting firm reasonably agreed to by the Shareholder Representative and Acquiror (such firm, or any successor thereto, being referred to herein as the “Accounting Firm”) after such 30th day.  The Accounting Firm shall act as an arbitrator to determine, based solely on the materials submitted and presentations by the Shareholder Representative and the Surviving Corporation, and not by independent review, only the Contested Adjustments that have not been settled by negotiation and shall be instructed to render its decision within 30 days of its referral.  In making its determination, the Accounting firm will use the policies, conventions, methodologies and procedures required by Section 4.6(a).  The decision of the Accounting Firm as to the Contested Adjustments shall be final and binding on, and shall not be subject to appeal by, the Shareholder Representative or the Surviving Corporation, and may be entered and enforced by any court having jurisdiction.  The Closing Date Schedule shall be revised as necessary to reflect the decision of the Accounting Firm and the other modifications made thereto previously agreed to by the Shareholder Representative and the Surviving Corporation.  Each of the Shareholder Representative and the Surviving Corporation shall bear its own expenses incurred in connection with the resolution of the Closing Date Schedule, and the fees and expenses of the Accounting Firm shall be borne equally by the Shareholder Representative, on the one hand, and the Surviving Corporation, on the other hand.

(d)                     Payment Upon Final Determination of Adjustments.

(i)                             If (1) the sum of the Closing Net Working Capital Amount and Closing Cash, as finally determined in accordance with Section 4.6(c), is greater than (2) the sum of the Estimated Net Working Capital Amount and Estimated Closing Cash, then (A) the Surviving Corporation shall, no later than five (5) Business Days after such determination, cause to be paid to the Paying Agent, for the benefit of each Company Equityholder as of immediately prior to the Effective Time (or, if such Company Equityholder is a holder of Company Common Stock and has not exchanged such shares pursuant to Section 4.2, then upon such exchange by such Company Equityholder) by delivery of immediately available funds to such Company Equityholder an amount equal to the product of (x) the amount of such excess multiplied by (y) such Company Equityholder’s Applicable Percentage and (B) the Escrow Agent shall cause to be paid to each Company Equityholder as of immediately prior to the Effective Time (or, if such Company Equityholder is a holder of Company Common Stock and has not exchanged such shares pursuant to Section 4.2, then upon exchange by such Company Equityholder) by delivery of immediately available funds to such Company Equityholder an amount equal to the product of the Adjustment Escrow Amount multiplied by such Company Equityholder’s Applicable Percentage.

(ii)                          If (1) the sum of the Closing Net Working Capital Amount and Closing Cash, as finally determined in accordance with this Section 4.6(c), is less than (2) the sum of the Estimated Net Working Capital Amount and Estimated Closing Cash, then the Escrow Agent shall cause to be paid to the Surviving Corporation by delivery of immediately available funds the amount (not to exceed the Adjustment Escrow Amount) equal to the amount of such deficiency solely from the

Adjustment Escrow Account.  If the Escrow Agent makes a payment pursuant to this Section 4.6(d)(ii) to the Surviving Corporation and after such payment funds remain in the Adjustment Escrow Account, then the Escrow Agent shall cause to be paid to each Company Equityholder as of immediately prior to the Effective Time (or, if such Company Equityholder is a holder of Company Common Stock and has not exchanged such shares pursuant to Section 4.2, then upon such exchange by such Company Equityholder) by delivery of immediately available funds to such holder an amount equal to the product of the funds remaining in the Adjustment Escrow Account multiplied by such Company Equityholder’s Applicable Percentage.

(e)                      Payment Procedures.  Any payment to be made pursuant to Section 4.6(d) shall be made by wire transfer of immediately available funds, together with interest thereon for the period commencing on the Closing Date through the date on which such payment is made, calculated at the Prime Rate.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company represents and warrants to Acquiror Companies as follows:

Section 5.1                                              Organization.

The Company and each Company Subsidiary are duly organized, validly existing and in good standing under the laws of their respective jurisdictions of incorporation or organization and have all requisite corporate power and authority to own, lease and operate their properties and to carry on their business as it is now being conducted, except where the failure to be so existing and in good standing or to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect.  The Company has heretofore made available to Acquiror a complete and correct copy of the articles of incorporation and by-laws, or other applicable organizational documents, of the Company and each Company Subsidiary, as currently in effect.  There are no Company Subsidiaries other than those listed in Exhibit 21.1 to the Company Registration Statement.  Each Company Subsidiary is owned, directly or indirectly, 100% by the Company, except for The ArmaKleen Company, a Partnership, which is owned 50% by a Company Subsidiary and 50% by Church & Dwight Co.

Section 5.2                                              Capitalization.

The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share, of which 40,000 shares have been designated as Series A Junior Participating Preferred Stock.  As of the close of business on August 31, 2012 (i)

50,908,752 shares of Company Common Stock were issued and outstanding, (ii) no shares of preferred stock were issued and outstanding, (iii) no shares of Company Common Stock were issued and held in treasury and (iv) 11,250,000 shares of Company Common Stock were reserved for issuance pursuant to the Company’s 2004 Equity Plan, of which 2,887,786 shares were subject to outstanding options or restricted stock units.  All of the outstanding shares of capital stock of the Company and each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable.  Except as set forth on Schedule 5.2, as of the date hereof, all outstanding shares of capital stock of the Company Subsidiaries are owned by the Company or a direct or indirect wholly owned subsidiary of the Company, free and clear of all liens, charges, encumbrances, claims and options of any nature.  Except as set forth above or on Schedule 5.2, as of the date hereof, there are not any outstanding or authorized options, warrants, calls, rights (including preemptive rights), commitments or any other agreements of any character which the Company or any of the Company Subsidiaries is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase, redeem or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company or any of the Company Subsidiaries.

Section 5.3                                              Authorization; Validity of Agreement.

The Company has full corporate power and authority to execute and deliver this Agreement and, subject to approval by the stockholders of the Company of this Agreement, to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of this Agreement, to (a) approval of this Agreement by the stockholders of the Company and (b) the filing of appropriate Merger documents as required by the DGCL.  This Agreement has been duly executed and delivered by the Company and (assuming due and valid authorization, execution and delivery hereof and thereof by Acquiror and Merger Sub) is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (x) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 5.4                                              Consents and Approvals; No Violations.

Except as set forth on Schedule 5.4, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will (a) violate any provision of the certificate of incorporation or by-laws or other applicable organizational documents of the Company or any Company Subsidiary; (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default of (or give rise to any right of termination, cancellation or acceleration) or result in the creation of any Liens (other than Liens arising out of this Agreement or restrictions imposed by federal or state securities or other Law) under, any of the terms, conditions or provisions of any Material Contract or any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which any of them or any of their properties or assets may be bound; or (c) violate any Law applicable to the Company or any Company Subsidiary, except in the case of clauses (b) and (c) for any such violations that (x) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (y) would become applicable as a result of the business or activities in which Acquiror is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining to, Acquiror.  Except as set forth on Schedule 5.4, no filing or registration with, notification to, or authorization, consent or approval of, any federal, state or local court, legislative, executive or regulatory authority or agency (each of the foregoing, a “Governmental Entity”) or third party is required by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) filings pursuant to the HSR Act and the Competition Act, (ii) applicable filings under merger control and competition Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any Company Subsidiary is qualified to do business, and (iv) such other consents, orders, authorizations, registrations, declarations and filings the failure of any of which to be obtained or made would not be reasonably be expect to have a Company Material Adverse Effect.  Neither the Company nor any Company Subsidiary is a transportation undertaking within the meaning of the Canada Transportation Act.

Section 5.5                                              Financial Statements.

The Company has delivered or made available to Acquiror (i) the audited consolidated balance sheets (including the related notes) of the Company as of December 25, 2010 and as of December 31, 2011 and the related audited statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of the Company for the years ended December 26, 2009. December 25, 2010 and December 31, 2011 and (ii) the unaudited consolidated balance sheet of the Company as of July 14, 2012 and the related statements of operations, comprehensive income (loss), stockholders’ equity and cash flows of the Company for the two quarters ended July 14, 2012 (collectively, the “Financial Statements”).  The balance sheets and the other related statements (including the related notes) included in the Financial Statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company for the respective periods or as of the respective dates set forth therein in accordance with United States generally accepted accounting principles (“GAAP”), applied on a consistent basis during the periods presented, except as otherwise noted therein (subject, in the case of the unaudited consolidated balance sheet and the related statements of operations, comprehensive income (loss), stockholders’ equity and cash flow, to normal, recurring year-end adjustments and the absence of footnotes).

Section 5.6                                              No Undisclosed Liabilities.

Except for liabilities and obligations (a) incurred in the ordinary course of business after July 14, 2012; (b) disclosed on Schedule 5.6; (c) disclosed, reflected or reserved for in the Financial Statements; (d) incurred in connection with the transactions contemplated hereby; or (e) that would not reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, the Company has not incurred, since July 14, 2012, any liabilities or obligations that would be required to be reflected or reserved against in a balance sheet of the Company prepared in accordance with GAAP.

Section 5.7                                              Absence of Certain Changes.

Except as (a) disclosed, reflected or reserved for in the Financial Statements, (b) disclosed on Schedule 5.7 or (c) contemplated by the transactions pursuant to this Agreement, from July 14, 2012 to the date hereof, there has been no Company Material Adverse Effect.

Section 5.8                                              Litigation.

Except as set forth on Schedule 5.8 or reflected in the Financial Statements, as of the date hereof, there is no action, suit, proceeding or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened, to which the Company or any Company Subsidiary is a specific party, by or before any Governmental Entity that would reasonably be expected to have a Company Material Adverse Effect.

Section 5.9                                              No Default; Compliance with Applicable Laws; Permits.

Except as set forth on Schedule 5.9 or reflected in the Financial Statements:

(a)                     The Company and the Company Subsidiaries are not in default or violation of any term, condition or provision of any applicable Law or Permit, except for defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or that arise as a result of the business or activities in which Acquiror is or proposes to be engaged or as a result of any acts or omissions by, or the status of any facts pertaining to, Acquiror.

(b)                     Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary currently hold all permits, licenses, authorizations, certificates, exemptions and approvals of Governmental Entities (collectively, “Permits”) necessary for the current use, occupancy and operation of its assets and the conduct of its business, and all such Permits are in full force and effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, neither the Company nor any Company Subsidiary has received, with respect to the business of the Company and the Company Subsidiaries, any written notice from any Governmental Entity revoking, modifying or refusing to renew any Permit or providing notice of violations under any Permit.

Section 5.10                                       Taxes.

Except as set forth on Schedule 5.10:

(a)                     The Company and each Company Subsidiary (i) have timely filed, or there have been timely filed on their behalf, all material Tax Returns required to be filed by them (taking into account applicable extensions) and all such Tax Returns were true, correct and complete in all material respects when filed and (ii) have paid or accrued (in accordance with GAAP) all material Taxes shown to be due on such Tax Returns other than such Taxes that are being contested in good faith.

(b)                     There are no ongoing federal, state, local or foreign audits or examinations of any material Tax Return of the Company or any Company Subsidiary.

(c)                      There are no material Liens for Taxes upon the assets of the Company or any Company Subsidiary, except for Liens for Taxes not yet due and payable and Liens for Taxes that are being contested in good faith.

(d)                     There are no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any material Taxes or deficiencies against the Company or any Company Subsidiary.

(e)                      Neither the Company nor any Company Subsidiary is a party to any agreement providing for the allocation or sharing of Taxes.

The representations and warranties set forth in this Section 5.10 shall constitute the Company’s only representations with respect to Taxes.

Section 5.11                                       Intellectual Property.

(a)                     Schedule 5.11(a) sets forth a true, correct, and complete list, in all material respects, of all U.S. and foreign (i) issued Patents and Patent applications, (ii) Trade Mark registrations and applications, and (iii) Copyright registrations and applications, in each case which are owned by the Company or any Company Subsidiary.

(b)                     Except as set forth in Schedule 5.11(b):

(i)               The Company and each Company Subsidiary own, or have a valid right to use, free and clear of all Liens, all Intellectual Property used or held for use in, or necessary to conduct, their business, except where the failure to have such rights, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(ii)            The conduct of the Company’s business (including the products and services of the Company and the Company Subsidiaries) as currently conducted does not infringe, misappropriate, or otherwise violate any Person’s Intellectual Property rights, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(iii)         To the knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating any Intellectual Property owned, used, or held for use by the Company or any Company Subsidiary in the conduct of the Company’s business, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and to the knowledge of the Company no such claims have been asserted or threatened against any Person by the Company or any Company Subsidiary, in the past three (3) years.

Section 5.12                                       Contracts.

(a)                     Schedule 5.12(a) sets forth a true and complete list of all written contracts, agreements, arrangements and understandings to which the Company or any Company Subsidiary is a party or by which any of their respective assets or operations may be bound that are (each such contract, a “Material Contract”):

(i)                             contracts (other than contracts entered into in the ordinary course of business with respect to the sale of inventory) for the sale of $10,000,000 or more of the assets of the Company;

(ii)                          contracts which materially restrict the Company from competing in any material line of business or with any person in any geographical area;

(iii)                       contracts which involve payments to or from the Company or any Company Subsidiary in excess of $2,500,000 per annum and require the Company or any Company Subsidiary to purchase or sell a stated portion of requirements or outputs or that contain “take or pay” provisions;

(iv)                      contracts which involve payments to or from the Company or any Company Subsidiary in excess of $2,500,000 per annum and grant to any Person any option, right of first refusal, preferential, “most favored nation” pricing or similar rights with respect to any of the Company’s or any Company Subsidiaries’ products or services;

(v)                         executory contracts which involve payments to or from the Company or any Company Subsidiary in excess of $10,000,000 per annum;

(vi)                      contracts, including mortgages or other grants of material security interests, guarantees and notes, relating to the borrowing of money; or

(vii)                   contracts relating to any material joint venture, partnership, strategic alliance or similar arrangement.

(b)                     Each of the contracts, agreements and understandings disclosed on Schedule 5.12(a) is in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and there are not existing defaults by the Company or any Company Subsidiary, or as of the date hereof to the knowledge of the Company, any other party, thereunder, which defaults would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 5.13                                       Labor Relations.

Except as set forth on Schedule 5.13:

(a)                     As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement with any labor union or labor organization representing the Company’s employees.

(b)                     There are no pending or, to the knowledge of the Company, threatened labor strikes against or lockouts by the Company or any Company Subsidiary, except to the extent that such strikes or lockouts have not, individually or in the aggregate, resulted in a Company Material Adverse Effect.

(c)                      There is no pending, or to the knowledge of the Company, threatened unfair labor practice charge against the Company or any Company Subsidiary before the National Labor Relations Board.

Section 5.14                                       Employee Benefits.

Except as set forth on Schedule 5.14:

(a)                     Schedule 5.14(a) contains a true and complete list of each deferred compensation and each material bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each material severance or termination pay, medical, surgical, hospitalization, life insurance and other material “welfare” plan, fund or program (within the meaning of section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination, consulting or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that would be deemed a

“single employer” within the meaning of section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is a party, whether written or oral, for the benefit of any employee or former employee of the Company or any Company Subsidiary (the “Company Benefit Plans”).

(b)                     With respect to each Company Benefit Plan, the Company has heretofore delivered or made available to Acquiror true and complete copies of each of the following documents:  (i) a copy of the Plan and any amendments thereto; (ii) a copy of the most recent annual report and actuarial report, if required under ERISA; (iii) a copy of the most recent Summary Plan Description and summaries of material modifications, in each case as required under ERISA with respect thereto; and (iv) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under section 401 of the Internal Revenue Code of 1986, as amended (the “Code”).

(c)                      No material liability under Title IV or section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring any such liability.

(d)                     No Company Benefit Plan is a “multiemployer pension plan,” as defined in section 3(37) of ERISA, nor is any Company Benefit Plan a plan described in section 4063(a) of ERISA.

(e)                      Each Company Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including ERISA and the Code, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(f)                       Each Company Benefit Plan intended to be “qualified” within the meaning of section 401(a) of the Code has received a letter from the Internal Revenue Service that it is so qualified and the trusts maintained thereunder are exempt from taxation under section 501(a) of the Code.  To the knowledge of the Company, no condition exists that would reasonably be expected to adversely affect such qualifications.

(g)                      Except as set forth on Schedule 5.14(g), the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of the Company or any ERISA Affiliate to severance pay or any other material payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due any such employee or officer.

(h)                     There are no pending or, to the knowledge of the Company, threatened or anticipated claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any such Company Benefit Plan, or otherwise involving any such Company Benefit Plan (other than routine claims for benefits).

(i)                         Neither the Company nor any Company Subsidiary employs any employees anywhere other than in the United States, Canada or Puerto Rico.

Section 5.15                                       Title to Assets.

Except as set forth on Schedule 5.15, the Company and the Company Subsidiaries have good and valid title to or, in the case of leased properties and assets, valid leasehold interests in all of their material tangible properties and assets (real and personal), in each case free and clear of all Liens, except for Permitted Liens.

Section 5.16                                       Environmental.

Except as set forth on Schedule 5.16, to the knowledge of the Company:

(a)                     each of the Company and each Company Subsidiary is in compliance with applicable Environmental Laws, except for noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b)                     neither the Company nor any of the Company Subsidiaries has received written notice of any Environmental Claim that remains outstanding against the Company or any Company Subsidiary that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(c)                      neither the Company nor any Company Subsidiary has caused any “release” of a “hazardous substance,” as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §9601 et seq., in excess of a reportable and actionable quantity on any real property owned or leased by the Company or any of the Company Subsidiaries that is used for the business of the Company or any Company Subsidiaries, which release remains unresolved, other than any such release that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(d)                     except as described in the Environmental Reports described in Section 5.16(e) or as reflected or reserved for in the Financial Statements, there are, to the knowledge of the Company, no circumstances or facts that would reasonably be expected to result in a liability under applicable Environmental Laws that would reasonably be expected to have a Material Adverse Effect;

(e)                      the documents listed on Schedule 5.16(e) (collectively, the “Environmental Reports”) list the known superfund sites and provide an adequate summary of the recent environmental assessments, audits, reports, studies, analyses, tests or monitoring pertaining to the Company’s or any Company Subsidiary’s material liability under applicable Environmental Laws (for purposes of this Section 5.16(e), “material” shall not include any liability of less than $250,000 reserved in the Company’s financial statements as of September 8, 2012); and

(f)                       this Section 5.16 sets forth the sole representations and warranties of the Company and the Company Subsidiaries regarding environmental matters, including any and all matters arising under Environmental Laws, now or in the future.

Section 5.17                                       Brokers or Finders.

No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, except Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Houlihan Lokey Capital, Inc., whose fees and expenses will be paid by the Company in accordance with the agreement with each such firm.

Section 5.18                                       Insurance.

Schedule 5.18 lists each material insurance policy (including fire and casualty, general liability, workers’ compensation, employment practices, liability, pollution liability, directors and officers and other liability policies) owned by the Company or any Company Subsidiary or which names the Company or any Company Subsidiary as an insured (or loss payee) currently in effect, and the Company has made available to Acquiror a true, complete and correct copy of each such policy or the binder therefore. Each such policy is in such amount and covers such losses and risks as is reasonable, in the judgment of senior management of the Company, to protect the properties and businesses of the Company and the Company Subsidiaries, and all premiums due under each such policy have been paid.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each such policy is in full force and effect, (ii) none of the Company, any Company Subsidiary or, to the knowledge of the Company, any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and (iii) the Company does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy.  Schedule 5.18 describes any self-insurance arrangements affecting the Company or the Company Subsidiaries.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

The Acquiror Companies, jointly and severally, represent and warrant to the Company as follows:

Section 6.1                                              Organization.

Each of the Acquiror Companies is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not be reasonably be expected to have an Acquiror Material Adverse Effect.  As used in this Agreement, “Acquiror Material Adverse Effect” means an effect that would reasonably be expected to hinder, impair or delay the ability of the Acquiror Companies to consummate the transactions contemplated by this Agreement.

Section 6.2                                              Authorization; Validity of Agreement.

Each of the Acquiror Companies has full corporate power and authority to execute and deliver this Agreement, to perform all of its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance by each of the Acquiror Companies of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by the boards of directors of each of the Acquiror Companies and the stockholders of Merger Sub and no other corporate action on the part of either of the Acquiror Companies is necessary to authorize the execution and delivery of this Agreement and the consummation by either of the Acquiror Companies of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Acquiror Companies and, assuming due and valid authorization, execution and delivery hereof by the Company, is a valid and binding obligation of each of the Acquiror Companies, enforceable against each of them in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 6.3                                              Consents and Approvals; No Violations.

Neither the execution, delivery or performance of this Agreement by the Acquiror Companies nor the consummation by the Acquiror Companies of the transactions contemplated hereby will (a) violate any provision of the articles of incorporation or by-laws of the Acquiror Companies; (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) or result in the creation of any Lien upon any of the assets or properties of the Acquiror Companies, under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which an Acquiror Company is a party or by which any of them or any of their properties or assets may be bound; or (c) violate any Law applicable to the Acquiror Companies; except in the case of clauses (b) and (c) for such violations, breaches or defaults that, would not, individually or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.  No filing or registration with, notification to, or authorization, consent or approval of, any Governmental Entity or third party is required by or with respect to the Acquiror Companies in connection with the execution and delivery of this Agreement or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except for (i) filings pursuant to the HSR Act and the Competition Act, (ii) applicable filings under merger control and competition Laws, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any Company Subsidiary is qualified to do business, and (iv) such other consents, orders, authorizations, registrations, declarations and filings the failure of any of which to be obtained or made would not be reasonably be expected to have a Acquiror Material Adverse Effect.

Section 6.4                                              No Default; Compliance with Applicable Laws.

Neither of the Acquiror Companies is in default or violation of any term, condition or provision of (i) their respective articles of incorporation, by-laws or similar organizational documents or (ii) to the knowledge of Acquiror, any Law applicable to Acquiror or any of its subsidiaries, excluding from the foregoing clauses (i) and (ii), defaults or violations that, individually or in the aggregate would not be reasonably be expected to have an Acquiror Material Adverse Effect.

Section 6.5                                              Information Statement.

Any information to be supplied by Acquiror or Merger Sub for inclusion in the Information Statement shall not, on the date the Information Statement is first mailed to the Company’s stockholders and, if applicable, at the time of the Company Stockholders Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not false or misleading.  Notwithstanding the foregoing, Acquiror and Merger Sub make no representation or warranty with respect to any information supplied by the Company that is contained in the Information Statement.

Section 6.6                                              Financing.

The financing required to consummate the Merger and the transactions contemplated hereby and to pay related fees and expenses is collectively referred to in this Agreement as the “Financing”.  Acquiror has delivered to the Company a true and complete copy of a fully-executed commitment letter (the “Commitment Letter”) made by Goldman Sachs Bank USA (including any parties thereto that join by joinder and together with their affiliates, officers, directors, employees, agents and representatives and their respective successors and assigns, the “Lender”) relating to the Financing.  At the Effective Time, assuming that the Lender shall have funded under the Commitment Letter pursuant to the terms thereof, Acquiror and Merger Sub will have available all of the funds necessary for the acquisition of all shares of Company Common Stock pursuant to the Merger, and to perform their respective obligations under this Agreement.  Except as set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Lender to fund the portion of the Financing specified in the Commitment Letter.  There are no other agreements, side letters, or arrangements that would permit the Lender to reduce the amount of the portion of the Financing specified in the Commitment Letter or that could otherwise affect the availability of the portion of the Financing specified in the Commitment Letter.  The Commitment Letter has been duly executed and delivered by, and is a legal, valid and binding obligation of, Acquiror and, to the knowledge of Acquiror, the Lender.  The fee letter associated with the Commitment Letter does not contain any conditions precedent to the funding of the Financing.  As of the date hereof, the Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect. All commitment and other fees required to be paid under the Commitment Letter on or prior to the date hereof have been paid and, as of the date hereof, to the knowledge of Acquiror, there is no fact or occurrence existing that would make any of the statements (including assumptions) set forth in the Commitment Letter inaccurate in any material respect. Assuming no breach or default by the Company under this Agreement, there is no fact or occurrence known to Acquiror or Merger Sub as of the date of this Agreement that would cause the conditions to funding of the portion of the Financing specified in the Commitment Letter not to be satisfied at or before the Effective Time, and, subject to such assumption, neither Acquiror nor Merger Sub has reason to believe as of the date hereof that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Commitment Letter.

Section 6.7                                              Certain Tax Benefits.

Acquiror acknowledges that the Company will receive certain Tax benefits arising out of (i) the payments to holders of Company Options pursuant to Section 4.3, (ii) the payment to holders of Restricted Stock Units pursuant to Section 4.4 and (iii) the realization of deferred financing costs.

Section 6.8                                              Brokers or Finders.

No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any brokers’ or finder’s fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS RELATING TO THE
CONDUCT OF BUSINESS OF THE COMPANY

Section 7.1                                              Interim Operations of the Company.

Except (i) as contemplated by this Agreement; (ii) as disclosed in the Disclosure Schedules or the Financial Statements; or (iii) with the prior written consent of Acquiror (not to be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that between the date of this Agreement and the Effective Time, (x) the Company and the Company Subsidiaries shall in all material respects conduct their business in the ordinary course and (y) without limiting the foregoing, the Company shall not, and the Company shall cause each of the Company Subsidiaries not to:

(a)                     amend its certificate of incorporation, by-laws or similar organizational documents;

(b)                     (i) split, combine or reclassify its capital stock; (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (other than dividends and other distributions paid or payable solely to the Company or any Company Subsidiary); (iii) except in satisfaction of outstanding Company Options or Company Restricted Stock Units as required pursuant to existing Company Benefit Plans in effect on the date hereof, issue or sell any additional shares of capital stock (including shares of Company Common Stock), or any securities or rights convertible into, or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock (other than grants of options to employees of the Company pursuant to the terms of such employees’ existing employment contracts with the Company); or (iv) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock;

(c)                      except as may be required pursuant to applicable Law, (i) adopt any new Company Benefit Plan or materially amend any existing Company Benefit Plan to increase benefits thereunder, or (ii) materially increase any compensation or enter into or materially amend any employment, severance, termination or similar agreement with any of its current officers or directors except as set forth in any contracts existing as of the date hereof;

(d)                     except in the ordinary course of business, acquire any assets;

(e)                      except for sales of inventory in the ordinary course of business, sell, lease or dispose of any assets with an aggregate value in excess of $1,000,000;

(f)                       (i) incur or assume any indebtedness for borrowed money except for borrowings under existing credit facilities in the ordinary course of business or trade financings under existing agreements or entered into in the ordinary course of business; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person except in the ordinary course of business in an amount not material to the Company and the Company Subsidiaries, taken as a whole; (iii) make any material loans, advances or capital contributions to, or investments in, any other person other than in the ordinary course of business; or (iv) create any material mortgage, lien, pledge, charge, security interest or encumbrance of any kind with respect to any of its material assets;

(g)                      adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

(h)                     authorize or enter into an agreement to do any of the foregoing.

ARTICLE VIII

ADDITIONAL AGREEMENTS

Section 8.1                                              Access and Information.

From the date of this Agreement to the Effective Time, to the extent permitted by applicable Law, the Company shall (i) afford to Acquiror and its officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives (collectively, the “Representatives”) reasonable access during normal business hours upon reasonable prior notice to the properties, offices and other facilities of the Company and the Company Subsidiaries and to their books and records; and (ii) furnish to Acquiror and its Representatives such information concerning the business, properties, contracts, records and personnel of the Company and the Company Subsidiaries (including financial and operating information) as may be reasonably requested, from time to time, by or on behalf of Acquiror.  Acquiror agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 8.1 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.  All information obtained by Acquiror and its Representatives pursuant to this Section 8.1 shall be kept confidential and not disclosed in accordance with the letter agreement dated August 7, 2012, between Acquiror and the Company (the “Confidentiality Agreement”).  The term of the Confidentiality Agreement shall be extended to a date that is two (2) years from the date of this Agreement.

Section 8.2                                              Stockholder Approval.

The Company shall, in accordance with applicable Law and its certificate of incorporation and by-laws, either (i) duly call, give notice of, convene and hold a special meeting of the stockholders of the Company (a “Company Stockholders Meeting”) or (ii) solicit consents from stockholders of the Company holding in excess of a majority of the issued and outstanding shares of Company Common Stock, in either case for the purpose of considering the approval and adoption of this Agreement and the Merger as soon as practicable following the date hereof.  Subject to the fiduciary duties of the Company Board under applicable Law, the Company shall, through the Company Board, recommend to its stockholders approval and adoption of this Agreement and the Merger and shall not withdraw or modify such recommendation in a manner adverse to Acquiror.

Section 8.3                                              Information Statement.

As promptly as practicable after the date of this Agreement, the Company and Acquiror shall prepare an information statement (together with all amendments and supplements thereto, the “Information Statement”) relating to the Merger and this Agreement and furnish the information required to be provided to the stockholders of the Company pursuant to the DGCL.  If the Company has elected to convene a Company Stockholders Meeting for the purpose of considering the approval and adoption of this Agreement and the Merger, then the Information Statement shall include the recommendation of the Company Board to the stockholders of the Company with respect to this Agreement and the Merger.

Section 8.4                                              Appropriate Action; Consents; Filings.

(a)                     Commercially Reasonable Efforts.  Upon the terms and subject to the conditions set forth in this Agreement, the Company and Acquiror shall each use their commercially reasonable efforts to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other parties in doing all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement, unless, to the extent permitted hereunder, the Company Board has failed to make, withdrawn, modified or changed its recommendation and declaration regarding the Merger and this Agreement; (ii) obtain from any governmental authorities any actions, non-actions, clearances, waivers, consents, approvals, permits or orders required to be obtained by Acquiror, the Company or any of their respective subsidiaries in connection with the authorization, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; (iii) promptly (and in the case of the HSR Act and the Competition Act, no later than twelve (12) Business Days after the execution of this Agreement) make all necessary registrations and filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under (A) the HSR Act, the Competition Act and any other applicable merger control or competition Laws and (B) any other applicable Law; provided, however, that Acquiror and the Company will cooperate with each other in connection with the making of all such filings, including providing copies of all such filings and attachments to outside counsel for the non-filing party; (iv) furnish all information required for any application or other filing to be made pursuant to any applicable Law or any applicable regulations of any Governmental Entity in connection with the transactions contemplated by this Agreement; (v) inform the other parties of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case relating to the Merger or the transactions contemplated by this Agreement; (vi) permit the other parties to review any material communication delivered to, and consult with the other party in advance of any meeting or conference with, any Governmental Entity relating to the Merger or the transactions contemplated by this Agreement or in connection with any proceeding by a private party, and give the other party the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such Governmental Entity or private party); (vii) avoid the entry of, or have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; and (viii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement.  No parties to this Agreement shall consent to any voluntary delay of the consummation of the Merger at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld.  Without limiting, and in furtherance of, this Section 8.4(a),

Acquiror agrees to take any and all commercially reasonable steps and to make any and all commercially reasonable undertakings necessary to avoid or eliminate each and every impediment under any antitrust, merger control, competition, or trade regulation Law that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event, no later than the Termination Date), provided that, in no event shall Acquiror be required to take any action that would require (A) the sale, divestiture, licensing or disposition of any assets or businesses that are material to Acquiror and its subsidiaries, taken as a whole, or (ii) the Company and the Company Subsidiaries, taken as a whole, or (B) that would otherwise limit in any material respects Acquiror’s or its subsidiaries’ freedom of action with respect to, or their ability to retain, any of the businesses, product lines or assets that are material to Acquiror and its subsidiaries, taken as a whole, or the Company and the Company Subsidiaries, taken as a whole.

(b)                     Third Party Notices and Consents.  Each of the Company and Acquiror shall give (or will cause their respective subsidiaries to give) any notices to third persons, and use, and cause their respective subsidiaries to use, their commercially reasonable efforts to obtain any consents from third persons necessary to consummate the transactions contemplated by this Agreement.

Section 8.5                                              Public Announcements.

Acquiror and the Company shall consult with each other and will mutually agree upon any press release or public announcement pertaining to the Merger and shall not issue any such press release or make any such public announcement prior to such consultation and agreement, except as may be required by applicable Law or the rules of any stock exchange.

Section 8.6                                              Employee Matters.

(a)                     Affected Employees.  Acquiror agrees that each individual who was employed by the Company or any Company Subsidiary immediately prior to the Effective Time will continue, subject to Law, as an at-will (unless otherwise provided under any written agreement in effect prior to the Closing) employee of the Surviving Corporation or one of its subsidiaries following the Effective Time (each such employee, an “Affected Employee”), and compensated substantially at such rate of compensation as was in effect with respect to such Affected Employee immediately prior to the Effective Time.

(b)                     Incentive Plans.  Notwithstanding any other provision of this Agreement, following the Effective Time, Acquiror shall, and shall cause its Affiliates (including the Surviving Corporation) to, maintain the Company’s management incentive plans, sales incentive plans and retail sales incentive plans, in accordance with their respective terms as of immediately prior to the Effective Time until such time as bonuses in respect of fiscal year 2012 have been paid; provided, however, that pro-rata incentive award payments under the 2012 Annual Incentive Plan shall be paid in accordance with the terms of such plan, based on year-to-date achievement of applicable performance goals payable on the Effective Date (for the avoidance of doubt, the amount to be paid has been accrued as a liability by the Company and shall not reduce Gross Per Share Merger Consideration).

(c)                      Certain Termination Payments.  During the twelve (12) month period commencing at the Effective Time, Acquiror shall provide, or shall cause the Surviving Corporation to provide, to Affected Employees who experience an involuntary termination of employment, severance compensation and benefits that are no less than the severance compensation and benefits that would have been provided under a Company Benefit Plan to such Company employees upon such a termination of employment immediately prior to the Effective Time.

(d)                     Eligibility for Benefits.  Acquiror shall, or shall cause the Surviving Corporation to, give the Affected Employees full credit for all purposes (including eligibility to participate, vesting and level of benefits) under any employee benefit plans, programs, policies or arrangements maintained by Acquiror and its Affiliates (including the Surviving Corporation and its subsidiaries) (“Acquiror Plans”) in which Affected Employees or such former employees of the Company or any Company Subsidiary participate for such persons’ service with the Company or any Company Subsidiary (or any other employer to the extent credited by the Company) to the same extent recognized by the Company or any Company Subsidiary immediately prior to the Effective Time, except to the extent that giving such service credit results in the duplication of benefits.

(e)                      Medical and Welfare Plan Obligations.  Acquiror shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods and service requirements with respect to participation and coverage requirements applicable to the Affected Employees or applicable former employees of the Company or any Company Subsidiary under any Acquiror Plan, other than limitations, waiting periods or service requirements that are already in effect with respect to such persons and that have not been satisfied as of the Effective Time under any Company Benefit Plan immediately prior to the Effective Time, and (ii) provide each Affected Employee or applicable former employee of the Company or any Company Subsidiary with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any analogous Acquiror Plan for the plan year that includes the Effective Time.

(f)                       This Section 8.6 shall be binding upon and inure solely to the benefit of the respective parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person (including any employees, former employees, any participant or any beneficiary thereof in any Company Benefit Plan or Acquiror Plan) any right, benefit or remedy of any nature whatsoever under or by reason of this Section 8.6.

Section 8.7                                              Financing.

(a)                     Notwithstanding anything to the contrary contained in this Agreement, Acquiror and Merger Sub acknowledge and agree that their obligations hereunder are not conditioned in any matter upon Acquiror or Merger Sub obtaining any financing.

(b)                     Subject to the provisions of Section 8.7(d), Acquiror shall use its commercially reasonable efforts to consummate and obtain the financing on the terms and conditions described in the Commitment Letter (the “Acquisition Financing”), including using commercially reasonable efforts to (i) negotiate and enter into definitive agreements with respect thereto in a timely manner and on the terms and subject to the conditions contained in the Commitment Letter, which definitive agreements will not expand upon the conditions to the receipt of the Acquisition Financing as set forth in the Commitment Letter or amend or modify the terms of the Commitment Letter in a manner that would reasonably be expected to impair the ability of Acquiror to consummate the Acquisition Financing, and (ii) satisfy on a timely basis all conditions applicable to Acquiror and Merger Sub contained in such definitive agreements.  Acquiror shall refrain from taking, directly or indirectly, any actions that could reasonably be expected to result in any of the conditions contained in the Commitment Letter or in any definitive agreement related to the Acquisition Financing, in each case, that are within the control of Acquiror not being satisfied.  Acquiror shall (x) furnish to the Company complete, correct and executed copies of the definitive agreements related to the Acquisition Financing promptly upon their execution, (y) give the Company prompt notice of any material breach by any party of any of the Commitment Letter or the definitive agreements related to the Acquisition Financing of which Acquiror becomes aware or any termination thereof and (z) otherwise keep the Company reasonably informed of the status of Acquiror’s efforts to arrange the Acquisition Financing (or any replacement thereof).

(c)                      In the event that any portion of the Acquisition Financing becomes unavailable in the manner or from the sources contemplated in the Commitment Letter, (A) Acquiror shall promptly notify the Company (and in any event not later than 48 hours of such occurrence) and (B) Acquiror shall use its commercially reasonable efforts to arrange to obtain any such portion from Alternative Financing (as defined below), as promptly as practicable following the occurrence of such event, including entering into definitive agreements with respect thereto.

(d)                     Alternative Financing.

(i)                       Acquiror shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, the Commitment Letter or any definitive agreements with respect to the Acquisition Financing provided for in the Commitment Letter, and/or substitute other debt or equity financing (“Alternative Financing”) for all or any portion of the Acquisition Financing from the same and/or other Alternative Financing Sources, provided that any such amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or any definitive agreements with respect to the Acquisition Financing that amends the Acquisition Financing and/or the substitution of Alternative Financing for all or any portion of the Acquisition Financing shall not (A) expand upon the conditions precedent or contingencies to the funding on the Closing Date of the Acquisition Financing as set forth in the Commitment Letter, (B) contain terms that would reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated hereunder beyond the timing contemplated by the prior Commitment Letter, (C) except to the extent that Alternative Financing shall replace all or part of the Acquisition Financing provided for in the Commitment Letter, adversely impact the ability of Acquiror to enforce its rights against the Lender under the Commitment Letter or the definitive agreements with respect thereto and (D) cause the aggregate amount of the Acquisition Financing and the Alternative Financing to be less than the amount of the Acquisition Financing provided for in the Commitment Letter as of the date hereof.

(ii)                    Acquiror shall be permitted to reduce the amount of Acquisition Financing under the Commitment Letter or any definitive agreements with respect to the Acquisition Financing in its reasonable discretion, provided that Acquiror shall not reduce the Acquisition Financing to an amount committed below the amount that is required, together with the proceeds of any Alternative Financing and the financial resources of Acquiror, including cash on hand and marketable securities of Acquiror, to consummate the transactions contemplated hereunder, and provided, further, that such reduction shall not (A) expand upon the conditions precedent or contingencies to the funding on the Closing Date of the Acquisition Financing as set forth in the Commitment Letter, (B) contain terms that would reasonably be expected to prevent, impede or delay the consummation of the transactions contemplated hereunder beyond the timing contemplated by the prior Commitment Letter or (C) adversely impact the ability of Acquiror to enforce its rights against the Lender under the Commitment Letter or the definitive agreements with respect thereto.  Acquiror shall disclose to the Company promptly its intention to amend, replace, supplement or modify the Commitment Letter or any definitive agreements with respect to the Acquisition Financing provided for in the Commitment Letter and shall keep the Company reasonably informed of the terms thereof.

(e)                      Acquiror agrees to notify the Company promptly (and in any event not later than 48 hours after such occurrence), if at any time prior to the Closing: (i) the Commitment Letter shall expire or be terminated for any reason; (ii) Acquiror reasonably determines that it shall be unable to satisfy, on a timely basis, any term or condition of the Acquisition Financing to be satisfied by it, that in each case would reasonably be expected to impair the ability of Acquiror to consummate the Acquisition

Financing; or (iii) the Lender advises Acquiror in writing that the Lender either no longer intends to provide or underwrite the Acquisition Financing on the terms set forth in the Commitment Letter.

(f)                       Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 8.7 shall require, and the commercially reasonable efforts of Acquiror shall not be deemed to require, Acquiror to pay any fees materially in excess of those contemplated by the Commitment Letter (whether to secure a waiver of any conditions contained therein or otherwise).

(g)                      The Company shall, and shall cause each of its subsidiaries to, and shall use its commercially reasonable efforts to cause the Company and each of its subsidiaries’ Representatives to, at Acquiror’s sole expense, reasonably cooperate and assist Acquiror in causing the conditions in the Commitment Letter to be satisfied and as otherwise may be necessary or desirable in connection with the arrangement and consummation of the Acquisition Financing (or any Alternative Financing) as may be reasonably requested by Acquiror, provided, however, that such cooperation and assistance shall not unreasonably interfere with the ongoing conduct of the business of the Company.  At the reasonable request of Acquiror, the Company shall:

(i)                       participate in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as Lender or Alternative Financing Source for the Acquisition Financing or any Alternative Financing and senior management and representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(ii)                    assist with the preparation of customary materials for rating agency presentations, offering documents, bank information memoranda and other documents or memoranda required in connection with the Acquisition Financing or any Alternative Financing (including information to be used in the preparation of an information package regarding the business, operations, financial projections and prospects of the Company customary for such financing or reasonably necessary for the completion of the Acquisition Financing or any Alternative Financing by Acquiror’s Alternative Financing Sources);

(iii)                 furnish Acquiror and its financing sources, as promptly as reasonably practicable after Acquiror’s request, all financial and other pertinent information regarding the Company and its subsidiaries as may be reasonably requested by Acquiror in connection with the Acquisition Financing or any Alternative Financing, including, without limitation, (A) all financial statements, financial data and other information of the type required by Regulation S-K and Regulation S-X promulgated under the Securities Act to be included for registered offerings of equity or debt securities, and (B) of the type and form customarily included in offering documents used in private placements under Rule 144A promulgated under the Securities Act, in each case, excluding information required by Regulation S-X Rule 3-10 and Regulation S-X Rule 3-16 thereunder (information and data required to be delivered pursuant to clauses (A) and (B) of this clause (iii) being referred to as the “Required Information”);

(iv)                use commercially reasonable efforts to cause the independent accountants of the Company and its subsidiaries to timely deliver their consent to Acquiror’s inclusion of such accountants’ report on the Company’s audited financial statements and notes and schedules thereto included in any registration statement or offering memorandum for any such financing, and in connection therewith furnish such accountants such information and representation letters as are customarily required in connection with the issuance of such auditors’ consent;

(v)                   use commercially reasonable efforts to cause the independent accountants of the Company and its subsidiaries to timely issue a “comfort” and “bring down comfort” letter with respect to the Company’s Required Information in connection with such financing, in accordance with the rules and guidelines as set forth in AU Section 634, Letters for Underwriters and Certain Other Requesting Parties, as adopted by the Public Company Accounting Oversight Board, and in connection therewith furnish such accountants such information and representation letters as are customarily required in connection with the issuance of such “comfort” and “bring down comfort” letters for transactions of this type;

(vi)                furnish as promptly as reasonably practicable after Acquiror’s request, all other financial and other pertinent information regarding the Company and its subsidiaries as may be reasonably requested by Acquiror to consummate the Acquisition Financing or any Alternative Financing; and

(vii)             update the Required Information previously provided to Acquiror pursuant to this Section 8.7 in order to ensure that such Required Information is Compliant.

(h)                     Acquiror acknowledges and agrees that, prior to the Effective Time, the Company, its subsidiaries and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, any financing that Acquiror may raise or seek to raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 8.7 and that Acquiror shall indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of any financing Acquiror elects to seek and any information utilized in connection therewith except to the extent such losses, damages, claims, costs or expenses proximately result from the Required Information provided in writing for such use by or on behalf of the Company or any of its affiliates.

(i)                         Notwithstanding anything in this Agreement to the contrary, none of the Company or any of the Company Subsidiaries shall be required to (A) pay any commitment or other similar fee or incur any other liability or obligation in connection with the Acquisition Financing (or any Alternative Financing) prior to the Effective Time, (B) incur any liability of any kind, including any guarantee or pledge prior to the Effective Time (or cause their respective Representatives to incur any liability of any kind), (C) enter into any binding agreement or commitment, or adopt any resolution or otherwise take any corporate or similar action, in connection with the Financing (or any Alternate Financing) that is not conditioned on the occurrence of the Effective Time or, if applicable, does not terminate without liability to the Company or any of the Company Subsidiaries upon termination of this Agreement, (D) take any action that could reasonably be expected to (1) unreasonably interfere with the ongoing operations of the Company or any of the Company Subsidiaries, (2) cause any representation, warranty or covenant in this Agreement to be breached or any condition set forth in Article IX to fail to be satisfied, (3) cause any director, officer or employee of the Company or any of the Company Subsidiaries to incur any personal liability, (4) conflict with or result in any violation or breach of, or default under, as applicable, the organizational documents of the Company or any of the Company Subsidiaries, any Law, any contract to which the Company or any of the Company Subsidiaries is a party (including with respect to confidentiality provisions thereof, provided that the Company will use commercially reasonable efforts to obtain the consent of the applicable third party to such disclosure), (5) result in the disclosure of the Company’s financial position or results of operations prior to the date such information has been released by the Company to the public or (6) provide access to or disclose information that the Company reasonably determines is competitively sensitive or would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries.

(j)                        Following a written request from the Company, Acquiror shall use its commercially reasonable efforts to enforce (including by litigation) its rights under (i) the Commitment Letter and (ii) any commitment letter for any Alternative Financing (an “Alternative Financing Commitment Letter”), to cause, respectively, the Lender and any lender with respect to any Alternative Financing, to, subject to the terms and conditions of, respectively, the Commitment Letter and any Alternative Financing Commitment Letter, and the satisfaction or waiver of the conditions in Article IX hereof, fund the Acquisition Financing and any Alternative Financing at the Closing.

Section 8.8                                              Indemnification of Directors and Officers; Directors & Officers Insurance.

(a)                     Indemnification.  From and after the Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law, any outstanding and existing indemnification agreements listed in Schedule 8.8(a), the Certificate of Incorporation or

By-laws, the individuals who at or prior to the Effective Time were officers, directors, employees and agents of the Company or the Company Subsidiaries (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any of the Company Subsidiaries at any time at or prior to the Effective Time.  From and after the Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, honor and not amend, repeal or otherwise modify in a manner that would adversely affect the rights of any Indemnitee all rights to indemnification or exculpation existing in favor of an Indemnitee (including rights relating to the advancement of expenses and indemnification rights to which such persons are entitled because of service as a director, officer, agent or employee of another entity at the request of the Company or any of the Company Subsidiaries) as provided under the applicable provision of the DGCL, the certificate of incorporation of the Company, the by-laws of the Company, or any indemnification agreement listed in Schedule 8.8(a), in each case, as in effect on the date of this Agreement.

(b)                     Liability Insurance.  For a period of six (6) years after the  Effective Time, Acquiror shall, or shall cause the Surviving Corporation to, maintain in effect directors’ and officers’ liability insurance covering those persons who, as of immediately prior to the Effective Time, are covered by the Company’s and the Company Subsidiaries’ directors’ and officers’ liability insurance policies (the “Insured Parties”) on terms no less favorable to the Insured Parties than those of the present directors’ and officers’ liability insurance policies, provided however, that in no event shall Acquiror or the Surviving Corporation be obligated under this Section 8.8(b) to purchase any insurance to the extent that the cost thereof would exceed $400,000, provided further, that in lieu of the purchase of such insurance by Acquiror or the Surviving Corporation, Acquiror may at its option prior to the Effective Time purchase a six-year run-off program for directors’ and officers’ liability insurance and fiduciary liability insurance providing at least the same coverage with respect to matters occurring at or prior to the Effective Time.

(c)                      Enforcement.  The obligations of Acquiror under this Section 8.8 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 8.8 applies without the consent of the affected Indemnitee (it being expressly agreed and understood that the Indemnitees and Insured Parties to whom this Section 8.8 applies shall be third party beneficiaries of this Section 8.8 and the provisions of this Section 8.8 shall be enforceable by each Indemnitee and/or Insured Party and the heirs and representatives of such persons and shall be binding on all successors and assigns of Acquiror, the Company and the Surviving Corporation).  In the event Acquiror or the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys a majority of its properties and assets to any person or entity then, and in each case, proper provision shall be made so that the successors, assigns and transferees of Acquiror or the Surviving Corporation, as the case may be, assume the obligations set forth in this Section 8.8.  Acquiror hereby guarantees the performance by the Surviving Corporation of the indemnification and other obligations pursuant to this

Section 8.8 and the Certificate of Incorporation and By-Laws of the Surviving Corporation.

Section 8.9                                              Transfer Taxes.

Acquiror and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding (i) any property transfer gains, sales, use, transfer, value-added, stock transfer and stamp taxes, (ii) any recording, registration and other fees, and (iii) any similar Taxes or fees (collectively, “Transfer Taxes”) that become payable in connection with the transactions contemplated hereby.  Acquiror shall pay all Transfer Taxes that become payable in connection with the transactions contemplated hereby.

Section 8.10                                       Acquisition Proposals.

(a)                                 Subject to Section 8.10(b), from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any of its Representatives to, directly or indirectly through another Person:  (i) solicit, initiate, or knowingly encourage the submission, announcement or making of any Acquisition Proposal or Acquisition Inquiry by any Person, or take any action that could reasonably be expected to lead a Person to disclose, announce, commence, submit or otherwise make an Acquisition Proposal or Acquisition Inquiry; (ii) furnish or otherwise provide access to any information, except information relating to the existence of these provisions, regarding any of the Company or its subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; or (iii) engage in discussions (except as to the existence of these provisions) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry.  Subject to Section 8.10(b), from the date hereof the Company shall cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted theretofore by the Company, its subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal or Acquisition Inquiry.

(b)                                 Notwithstanding anything to the contrary contained in Section 8.10(a), if at any time prior to the Company Stockholders Meeting the Company receives an Acquisition Proposal or Acquisition Inquiry which the board of directors of the Company determines constitutes or could reasonably be likely to result in a Superior Proposal, the Company may, in response to such Acquisition Proposal or Acquisition Inquiry (provided such Acquisition Proposal or Acquisition Inquiry did not result from a breach by the Company of any provision herein), (A) furnish information with respect to it and its subsidiaries to any Person making such Acquisition Proposal or Acquisition Inquiry pursuant to a customary confidentiality agreement (as determined after consultation with the Company’s legal counsel), the benefits of the terms of which, if more favorable to the other party to such confidentiality agreement than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), shall be extended to Acquiror, and (B) participate in discussions and negotiations regarding such

Acquisition Proposal or Acquisition Inquiry.  From and after the date hereof, if the Company receives an Acquisition Proposal or Acquisition Inquiry, it shall promptly advise Acquiror in writing of such Acquisition Proposal or Acquisition Inquiry and the material terms and conditions thereof.  The Company shall promptly provide Acquiror with copies of all proposed definitive documents received by the Company or any of its Representatives from any such Person or its Representatives relating to any Acquisition Proposal and shall keep Acquiror reasonably informed with respect to the status of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto, and shall promptly notify Acquiror of any material change or development with respect to such Acquisition Proposal or Acquisition Inquiry.  In connection with furnishing or otherwise permitting the transmittal of any material non-public information to any Person pursuant to this Section 8.10(b), the Company shall (as a condition to furnishing or otherwise permitting the transmittal of such information to such Person) promptly furnish such information to Acquiror (to the extent such information has not been previously furnished or made available by the Company to Acquiror).

(c)                                  Except as expressly permitted by this Section 8.10(c), the board of directors of the Company shall not (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Acquiror, the approval or recommendation by such board of directors of this Agreement or the approval of this Agreement by the stockholders at the Company Stockholders Meeting (a “Change of Recommendation”), (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) cause or permit the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement or understanding (an “Acquisition Agreement”) related to any Acquisition Proposal other than an Acceptable Confidentiality Agreement entered into pursuant to Section 8.10(b).  Notwithstanding the immediately preceding sentence, prior to the adoption of this Agreement by the Company’s stockholders at the Company Stockholders Meeting, (x) in response to the receipt of a written Acquisition Proposal in connection with which the Company has not breached Section 8.10(a) in a manner that resulted in the submission of an Acquisition Proposal (and subject to Section 8.10(b), if the board of directors of the Company determines in good faith that such Acquisition Proposal is a Superior Proposal and, after consultation with its legal counsel, determines that its failure to take such actions would be reasonably likely to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the board of directors of the Company may approve or recommend such Superior Proposal and, in connection with the approval or recommendation of such Superior Proposal, make a Change of Recommendation and/or terminate this Agreement (and subject to Article X, in connection with such termination, if it so chooses, cause the Company to enter into an Acquisition Agreement with respect to such Superior Proposal).

(d)                                 Nothing in this Section 8.10 shall prohibit the board of directors of the Company from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law, if the board of directors of the Company determines, after consultation with legal counsel, that failure to so disclose such position could constitute a violation of applicable Law, and any such disclosure which would otherwise constitute a withdrawal, change or modification of the approval or recommendation of the board of directors of the Company, shall not be deemed to constitute such a withdrawal, change or modification with respect to the Merger for the purposes of Section 8.10(c) if the board of directors of the Company expressly publicly reaffirms its approval and recommendation of this Agreement within five (5) Business Days after a request by Acquiror to do so.  In addition, it is understood and agreed that, for purposes of this Section 8.10, a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and contains a “stop-look-and-listen” communication shall not constitute a withdrawal, change or modification of the approval or recommendation of the board of directors of the Company with respect to the Merger for the purposes of Section 8.10(c).

Section 8.11                                       No Implied Representations or Warranties; Due Diligence.

(a)                     No Implied Representations and Warranties.  Acquiror and Merger Sub hereby acknowledge and agree that neither the Company nor any Company Subsidiary is making any representation or warranty whatsoever, express or implied, except those representations and warranties of the Company explicitly set forth in this Agreement.  Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the Company in Article V hereof, neither the Company nor any Company Subsidiary makes any representation or warranty to Acquiror or Merger Sub with respect to:  (i) any projections, estimates or budgets heretofore delivered to or made available to Acquiror or Merger Sub of future revenues, expenses or expenditures or future results of operations; or (ii) except as expressly covered by a representation or warranty contained in Article V hereof, any other information or documents (financial or otherwise) made available to Acquiror or Merger Sub or their counsel, accountants or advisers with respect to the Company and the Company Subsidiaries.

(b)                     Due Diligence.  The Acquiror Companies acknowledge that: (i) they have had the opportunity to visit with the Company and meet with its officers and other representatives to discuss the business and the assets, liabilities, financial condition, cash flows and operations of the Company and the Company Subsidiaries; and (ii) all materials and information requested by Acquiror or Merger Sub to date have been provided to Acquiror’s and Merger Sub’s reasonable satisfaction.  Notwithstanding the forgoing or anything to the contrary provided herein, the representations, warranties and covenants of the Company, and the Acquiror Companies’ right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of any Acquiror Company (including by any of its Representatives) or by reason of the fact that any Acquiror Company or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Acquiror Companies’ waiver of any condition set forth in Article IX.

ARTICLE IX

CLOSING CONDITIONS

Section 9.1                                              Conditions to Obligations of Each Party Under This Agreement.

The respective obligations of each party to effect the Merger and the other transactions contemplated hereby will be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived by the party entitled to the benefit thereof, in whole or in part, to the extent permitted by applicable Law:

(a)                     Stockholder Approval.  This Agreement and the Merger shall have been approved and adopted by the stockholders of the Company in accordance with the DGCL, the certificate of incorporation of the Company and the by-laws of the Company.

(b)                     No Order.  No court or Governmental Entity having jurisdiction over the Company, Acquiror or Merger Sub shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger substantially on the terms contemplated by this Agreement.

(c)                      Regulatory Approvals.  All required waiting periods (and extensions thereof) under the HSR Act, the Competition Act and applicable merger control or competition Laws shall have expired or been terminated.

Section 9.2                                              Additional Conditions to Obligations of the Acquiror Companies.

The obligations of the Acquiror Companies to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or waiver, at or prior to the Effective Time, of all of the following additional conditions:

(a)                     Representations and Warranties.  Each of the representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein, other than those set forth in Section 5.7) as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, except (i) for representations and warranties (other than those set forth in Section 5.7) that speak as of a specific date or time other than the Closing Date (which need only be true and correct as of such date and time) and (ii) in any case for such failures to be true and correct which, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b)                     Agreements and Covenants.  The covenants and agreements of the Company to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

(c)                      Payoff Letter.  The Company shall have delivered to Acquiror a payoff letter reflecting the payment in full of all obligations of the Company and the Company Subsidiaries under the Amended and Restated Credit Agreement, dated as of February 21, 2012, by and among the Company, Safety-Kleen Systems, Inc., as borrower, the lenders party thereto and JPMorgan Chase Bank, N.A. as administrative agent.

(d)                     Officer’s Certificate.  Acquiror shall have received a certificate of the Chief Executive Officer of the Company certifying that each of the conditions specified in Section 9.2(a) and Section 9.2(b) has been satisfied.

Section 9.3                                              Additional Conditions to Obligations of the Company.

The obligations of the Company to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, any or all of which may be waived by the Company, in whole or in part, to the extent permitted by applicable Law:

(a)                     Representations and Warranties.  Each of the representations and warranties of the Acquiror Companies contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Acquiror Material Adverse Effect” set forth therein) as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, except (i) for representations and warranties that speak as of a specific date or time other than the Closing Date (which need only be true and correct as of such date and time) and (ii) in any case for such failures to be true and correct which would not, in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect.

(b)                     Agreements and Covenants.  The covenants and agreements of the Acquiror Companies to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects.

(c)                      Officer’s Certificate.  The Company shall have received a certificate of an executive officer of Acquiror certifying that each of the conditions specified in Section 9.3(a) and Section 9.3(b) has been satisfied.

ARTICLE X

TERMINATION, AMENDMENT AND EXPENSES

Section 10.1                                       Termination.

This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of the Company:

(a)                     by mutual consent of Acquiror and the Company;

(b)                     by either Acquiror or the Company, if there shall be any order of a court or Governmental Entity having jurisdiction over a party hereto which is final and nonappealable permanently enjoining, restraining or prohibiting the consummation of the Merger, unless the party relying on such order has not complied with its obligations under Section 8.4;

(c)                      by either Acquiror or the Company, if the Effective Time shall not have occurred on or before April 26, 2013 (the “Termination Date”); provided, further, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a cause of, or resulted in, the failure of the Effective Time to occur before the Termination Date;

(d)                     by either Acquiror or the Company, if this Agreement and the Merger shall fail to receive the requisite approval of the stockholders of the Company;

(e)                      by either Acquiror or the Company, if the Company’s Board shall have approved, recommended or endorsed any Superior Proposal or resolved to do any of the foregoing;

(f)                       by the Company upon a breach of any covenant or agreement on the part of the Acquiror or Merger Sub, or if any representation or warranty of Acquiror or Merger Sub shall be or become untrue, in any case such that the conditions set forth in Section 9.3(a) or Section 9.3(b) would not be satisfied (assuming that the date of such determination is the Closing Date); provided that if such breach is curable by the Acquiror and Merger Sub through the exercise of their commercially reasonable efforts and the Acquiror and Merger Sub continue to exercise such commercially reasonable efforts, the Company may not terminate this Agreement under this Section 10.1(f); provided further that the right to terminate this Agreement under this Section 10.1(f) shall not be available to the Company if it has failed to perform in any material respect any of its obligations under or in connection with this Agreement; or

(g)                      by Acquiror upon a breach of any covenant or agreement on the part of the Company, or if any representation or warranty of the Company shall be or become untrue, in any case such that the conditions set forth in Section 9.2(a) or Section 9.2(b) would not be satisfied (assuming that the date of such determination is the

Closing Date); provided that if such breach is curable by the Company prior to the Termination Date through the exercise of its commercially reasonable efforts and the Company continues to exercise such commercially reasonable efforts, Acquiror may not terminate this Agreement prior to the Termination Date under this Section 10.1(g); provided further that the right to terminate this Agreement under this Section 10.1(g) shall not be available to Acquiror if it has failed to perform in any material respect any of its obligations under or in connection with this Agreement.

(h)                     by Acquiror if the consents, “comfort” and “bring down comfort” letters described in clauses (iv) and (v) of Section 8.7(g) are not delivered or issued as contemplated by such clauses; provided, however, that Acquiror shall not be entitled to terminate this Agreement under this Section 10.1(h) if (i) the failure of such consents, “comfort” or “bring down comfort” letters to be delivered is due to the failure of Acquiror to cooperate reasonably with any reasonable request of the independent accountants of the Company or (ii) at the time Acquiror seeks to terminate this Agreement under this Section 10.1(h), the Company has a right to terminate this Agreement pursuant to Section 10.(b), Section 10.1(c) or Section 10.1(f).

Section 10.2                                       Effect of Termination.

Except as provided in (i) this Section 10.2, (ii) Section 10.4 and (iii) the Confidentiality Agreement, in the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void, and there will be no liability on the part of the Acquiror Companies or the Company or any Company Subsidiary or any of their respective officers or directors to the other and all rights and obligations of any party hereto will cease, except that nothing herein will relieve any party from liability from fraud or a deliberate or willful breach of this Agreement, prior to termination of this Agreement in accordance with its terms, in which case the aggrieved party shall be entitled to all rights and remedies available at Law or in equity.

Section 10.3                                       Amendment.

This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may (i) alter or change the amount or kind of consideration to be received in exchange for all or any of the Company Common Stock; (ii) alter or change any term of the Certificate of Incorporation; or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect any holders of shares of Company Common Stock.  This Agreement may not be amended except by an instrument in writing signed by the parties hereto.  To the extent that any amendment or modification to the second paragraph of Section 12.8, the second paragraph of Section 12.9 or Section 12.13 is sought which is adverse to the rights of the Lender, the prior written consent of the Lender shall be required before such amendment or modification is rendered effective.

Section 10.4                                       Fees and Expenses.

(a)                     In the event that this Agreement shall be terminated:

(i)                       by either party pursuant to Section 10.1(d); or

(ii)                    by either party pursuant to Section 10.1(e);

then the Company shall pay Acquiror promptly (but in no event later than five (5) Business Days after the date of such termination) a fee of $37,500,000, which amount shall be payable in immediately available funds.

(b)                     In the event that this Agreement shall be terminated by Acquiror pursuant to Section 10.1(g) or Section 10.1(h), then the Company shall pay Acquiror promptly (but in no event later than five (5) Business Days after the date of such termination) a fee of $18,750,000, which amount shall be payable in immediately available funds.

(c)                      Except as set forth in this Section 10.4, all expenses incurred by the parties hereto will be borne solely and entirely by the party which has incurred such expenses; provided, however, that all expenses related to printing and mailing the Information Statement and all regulatory filing fees (including any HSR, Competition Act or other non-U.S. merger control or competition Law filing fees) incurred in connection with the transactions contemplated hereby shall be borne equally between Acquiror and the Company.

(d)                     Notwithstanding anything to the contrary in this Agreement, other than claims of, or causes of action arising from, fraud or willful misconduct, in the event that Acquiror shall receive full payment pursuant to Section 10.4(a) or Section 10.4(b), such payment shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Acquiror, its subsidiaries, Affiliates and any other Person in connection with this Agreement (and the termination hereof), and none of Acquiror, its subsidiaries, Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company, its subsidiaries, Affiliates or any other Person for damages or equitable relief arising out of or in connection with this Agreement, any of the transactions contemplated hereby, or any matters forming the basis for such termination.

ARTICLE XI

INDEMNIFICATION

Section 11.1                                       Survival of Representations and Warranties.

(a)                                 The representations and warranties contained in this Agreement shall survive until fifteen (15) months after the Closing Date (such date, the “Expiration Date”).  If written notice of a claim has been given prior to the Expiration

Date, then the relevant representations and warranties shall survive, but only with respect to such claim, until such claim has been finally resolved.  The covenants and agreements of the parties hereto shall remain in full force and effect in accordance with their terms.

(b)                                 The indemnification, hold harmless and reimbursement obligations provided for in this Article XI shall terminate on the Expiration Date, and no claims shall be made by any Indemnified Party under this Article XI thereafter, except that such obligations shall continue, and claims may be made, as to any Losses suffered or incurred arising out of or due to a matter which is a subject of a claim notice given in accordance with the requirements of this Article XI or, if applicable, the Escrow Agreement on or prior to the Expiration Date and the indemnification, hold harmless and reimbursement obligations hereunder shall continue as to such matter until the Loss, if any, to be satisfied shall have been determined pursuant to this Article XI and, if applicable, the Escrow Agreement.

Section 11.2                                       Indemnification of Acquiror Indemnified Parties.

(a)                                 After the Effective Time, and subject to the provisions of this Article XI and the Escrow Agreement, Acquiror, the Surviving Corporation and its and their respective officers, directors, employees and shareholders (collectively, the “Acquiror Indemnified Parties”) shall be indemnified and held harmless solely from the Indemnification Escrow Amount (subject to Section 11.7) from and against any and all liabilities, losses, damages, interest, awards, judgments, penalties and out-of-pocket expenses (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (including, without limitation, in connection with any Third-Party Claim) (hereinafter, a “Loss” and collectively, “Losses”), arising out of, relating to or resulting from (without duplication):

(i)                                any breach of, or inaccuracy in, any representation or warranty made by the Company in this Agreement or contained in any certificate required to be delivered hereunder; or

(ii)                             the failure of the Company or any of the Company Subsidiaries or the Shareholder Representative to perform or comply with any covenant or agreement made by any of them in this Agreement or the Escrow Agreement.

(b)                                 Any payment pursuant to this Section 11.2 shall be made in the form of a transfer from the Indemnification Escrow Account to the applicable Acquiror Indemnified Party pursuant to the terms and conditions of the Escrow Agreement.

Section 11.3                                       Indemnification by Acquiror

After the Effective Time, the Company Equityholders and their respective Affiliates (collectively, the “Shareholder Indemnified Parties”) shall be indemnified and held harmless by the Surviving Corporation for any and all Losses, arising out of or resulting from (without duplication):

(c)                                  any breach of, or inaccuracy in, any representation or warranty made by Acquiror or Merger Sub in this Agreement or contained in any certificate required to be delivered hereunder; or

(d)                                 the failure of Acquiror or Merger Sub to perform or comply with any covenant or agreement made by Acquiror or Merger Sub in this Agreement or the Escrow Agreement.

Section 11.4                                       Limits on Indemnification.

Notwithstanding anything to the contrary contained in this Agreement, except for (a) fraud and (b) breaches of any representations or warranties contained in Section 5.1 (Organization), Section 5.2 (Capitalization), Section 5.3 (Authorization; Validity of Agreement), Section 5.17 (Brokers or Finders), Section 6.1 (Organization), Section 6.2 (Authorization; Validity of Agreement) and Section 6.8 (Brokers or Finders), neither the Acquiror Indemnified Parties nor the Shareholder Indemnified Parties shall be entitled to indemnification pursuant to Section 11.2(a)(i) or Section 11.3(c) unless and until the aggregate amount of indemnifiable Losses equals or exceeds $2,500,000 (the “Indemnity Trigger”), after which all such Losses, back to dollar one, shall be recoverable; provided that only individual claims or claims arising out of the same set of facts that exceed $50,000 shall be counted as Losses for which indemnification may be pursued or shall be counted towards the Indemnity Trigger.  Indemnifiable Losses of the Acquiror Indemnified Parties shall be payable solely from (and shall not exceed the amount available in) the Indemnification Escrow Account (after giving effect to any prior distributions therefrom).

Section 11.5                                       Indemnification Procedures.

(e)                                  For purposes of this Section 11.5, a party against which indemnification may be sought is referred to as the “Indemnifying Party” and the party which may be entitled to indemnification is referred to as the “Indemnified Party.”

(f)                                   The obligations of the Indemnifying Parties under this Article XI with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this Article XI (“Third-Party Claims”) shall be governed by the following additional terms and conditions:

(i)                       If an Indemnified Party shall receive written notice of any Third-Party Claim, the Indemnified Party shall promptly give all Indemnifying Parties (which in the case of Acquiror Indemnified Parties shall consist of notice to the Shareholder Representative, who shall be deemed to be the Indemnifying Party for purposes of this Section 11.5) notice of such Third-Party Claim; provided that failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have on account of this indemnity or otherwise, except and only to the extent the Indemnifying Party shall have been materially prejudiced by such failure in connection with the administration or defense of such Third-Party Claim.  The notice of claim shall describe in reasonable detail the facts known to the Indemnified Party giving rise to such Third-Party Claim, and the amount, or good faith estimate of the amount, of Losses arising therefrom.  The Indemnified Party shall deliver to the Indemnifying Party, promptly after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to a Third-Party Claim;

(ii)                    The Indemnifying Party (through the Shareholder Representative, in the case of any indemnity provided to a Acquiror Indemnified Party) shall be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice (such counsel to be reasonably acceptable to the Indemnified Party) if it gives written notice of its intention to do so to the Indemnified Party within thirty (30) days after the receipt of such notice from the Indemnified Party (or such earlier date as an answer may be due in connection with any applicable legal proceeding) in which case the Indemnifying Party shall not be liable to the Indemnified Party for any fees of counsel or any other expenses with respect to the defense of such Third-Party Claim incurred after the Indemnified Party receives such notice from the Indemnifying Party; provided, however, that if the Indemnified Party reasonably determines based upon the written advice of counsel that a conflict of interest exists that would make it inappropriate for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party shall be entitled to retain its own counsel at the expense of the Indemnifying Party; provided, further, that the Indemnifying Party shall not in such event be responsible hereunder for the fees and expenses of more than one firm of separate counsel in connection with any Third-Party Claim in the same jurisdiction, in addition to any local counsel.  In the event that the Indemnifying Party exercises the right to undertake any such defense against such Third-Party Claim as provided above, the Indemnified Party shall cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.  Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party.  No compromise or settlement of such Third-Party Claim may be effected by either the Indemnified Party or the Indemnifying Parties without the other party’s consent (which shall not be unreasonably withheld or delayed); other than a compromise or settlement agreed to by the Indemnifying Party in which (i) there is no finding or admission of any violation of Law and no effect on any other claims that may be made against each Indemnified Party that is a party to such claim and (ii) each Indemnified Party that is party to such claim is released from liability with respect to such claim; and

(iii)  A claim for indemnification for any matter not constituting a Third-Party Claim shall be asserted by the Indemnified Party by written notice to the Indemnifying Party (which in the case of Acquiror Indemnified Parties shall consist of notice to the Shareholder Representative, who shall be deemed to be the Indemnifying Party for purposes of this Section 11.5) as specified in the Escrow Agreement.

Section 11.6             Delivery and Release from Escrow Account.

Upon the final resolution of any indemnification claim for which a cash payment is to be made to a Acquiror Indemnified Party, Acquiror and the Shareholder Representative shall take such actions as may be necessary or appropriate to cause the Escrow Agent to make such payment from funds in the Indemnification Escrow Account.

Section 11.7             Exclusive Remedy.

Following the Closing, the sole and exclusive remedy for each of the Acquiror Indemnified Parties and Shareholder Indemnified Parties with respect to any and all claims and Losses relating to a breach of this Agreement (other than claims of, or causes of action arising from, fraud or willful misconduct) shall be pursuant to the indemnification provisions set forth in this Article XI and shall be limited (a) in the case of the Acquiror Indemnified Parties, to recovery of amounts available in the Indemnification Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement, and no such payment shall exceed the amount of the Indemnification Escrow Amount available on any given payment date and (b) in the case of the Shareholder Indemnified Parties, to recovery of an aggregate amount equal to the Indemnification Escrow Amount.  In furtherance of the foregoing, each of the Acquiror Indemnified Parties and the Shareholder Indemnified Parties hereby waives, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud or willful misconduct) it may have following the Closing against the other parties hereto, arising under or based upon any federal, state, local or foreign Law, other than the right to seek indemnity pursuant to this Article XI.  Notwithstanding anything to the contrary in this Agreement, but subject to Section 10.4(d), this Section 11.7 shall not limit a party’s right to specific performance or injunctive relief in connection with the other party’s breach of its covenants in this Agreement.

Section 11.8             Merger Consideration Adjustment.

Any indemnification payments made pursuant to this Article XI shall be treated by the parties as an adjustment to the Merger Consideration for Tax purposes.

Section 11.9             No Consequential or Other Damages.

Notwithstanding anything else to the contrary contained in this Agreement, no Indemnifying Party shall be liable to or otherwise responsible for consequential, incidental, special or punitive damages or lost profits.

Section 11.10           Release of Funds from Indemnification Escrow Account.

On the Expiration Date, the Escrow Agent, pursuant to the terms of the Escrow Agreement, shall release to the Shareholder Representative (for the benefit of the former Company Equityholders) the amount of funds remaining in the Indemnification Escrow Account less the amount of any Losses properly claimed by any Acquiror Indemnified Party pursuant to the terms of this Article XI for which final resolution shall not have been obtained.  Thereafter, the Escrow Agent, pursuant to the terms of the Escrow Agreement, shall release to the Shareholder Representative (for the benefit of the Company Equityholders), upon resolution of any claim of an Acquiror Indemnified Party outstanding as of the Expiration Date, funds in an amount, if any, equal to the amount by which the Losses for any such claim were finally determined to be exceeded the Losses clamed as of the Expiration Date.

Section 11.11           Adjustment for Insurance.

If any Losses sustained by an Indemnified Party are covered by an insurance policy or an indemnification, contribution or similar obligation of another person (other than an Affiliate of such Indemnified Party), the Indemnified Party shall use commercially reasonable efforts to collect such insurance proceeds or indemnity, contribution or similar payments.  If the Indemnified Party receives insurance proceeds or indemnity, contribution or similar payments prior to being indemnified, held harmless and reimbursed under Section 11.2 or Section 11.3, as applicable, with respect to such Losses, the payment by the Indemnifying Party under this Article XI with respect to such Losses shall be reduced by the net amount of such insurance proceeds or indemnity, contribution or similar payments to the extent related to such Losses (less reasonable attorneys’ fees and other expenses actually incurred by such Indemnified Party in connection with such recovery and not reimbursed by such third party source).  If the Indemnified Party receives such insurance proceeds or indemnity, contribution or similar payments after being indemnified and held harmless by an Indemnifying Party with respect to such Losses, the Indemnified Party shall pay to the Indemnifying Party (or shall deposit into the Indemnification Escrow Account, in the event the Indemnified Party is an Acquiror Indemnified Party and the insurance recovery occurs on or before the later to occur of (a) the resolution of all claims to which indemnity has been sought or (b) the Expiration Date) the net amount of such insurance proceeds or indemnity, contribution or similar payment to the extent related to such Losses (less reasonable attorney’s fees and other expenses actually incurred by such Indemnified Party in connection with such recovery and not reimbursed by such third party source).

Section 11.12           Tax Benefits.

The amount of any indemnifiable Losses under this Agreement shall be net of any Tax benefit actually realized by the Indemnified Party arising from the incurrence or payment of such Losses or the event that gave rise to such Losses and any correlative adjustments resulting from such Losses (for the avoidance of doubt, if a Tax benefit is actually realized by the Indemnified Party after the payment of any indemnification hereunder, the Indemnified Party shall promptly pay over the amount of such Tax benefit to the Indemnifying Party when such Tax benefit is actually realized (or, in the event the Indemnifying Party is or would have been the Escrow Agent, the Shareholder Representative on behalf of the Company Equityholders)).

ARTICLE XII

GENERAL PROVISIONS

Section 12.1             Interpretation.

(a)       When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b)       Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.”

(c)       The words “hereof”, “hereby”, “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified.

(d)       The word “subsidiary” shall mean any entity of which at least a majority of the outstanding shares or other equity interests having ordinary voting power for the election of directors or comparable managers of such entity is owned, directly or indirectly, by another entity or person.  The words “Company Subsidiary” shall mean any subsidiary of the Company.

(e)       Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders and words denoting natural persons shall be deemed to include business entities and vice versa.

(f)        A reference to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

Section 12.2             Appointment of Shareholder Representative.

By virtue of the vote of the shareholders of the Company approving and adopting this Agreement and the Merger in accordance with the provisions of Section 8.2 and effective upon the time of the Merger, and without any further act of any of the shareholders of the Company:

(a)       SK Shareholder Services, LLC shall be hereby appointed as the representative (the “Shareholder Representative”) of the Company Equityholders and as the attorney-in-fact and agent for and on behalf of each Company Equityholder for purposes of this Agreement and the Escrow Agreement, with full power and authority, including power of substitution, acting in the name of and for and on behalf of such Company Equityholder, and will take such actions to be taken by the Shareholder Representative under this Agreement and the Escrow Agreement and such other actions on behalf of the Company Equityholders as the Shareholder Representative may deem necessary or appropriate to consummate the transactions contemplated hereby and thereby, including (i) taking all actions and making all filings on behalf of the Company Equityholders with any Governmental Entity or other Person necessary to effect the consummation of the transactions contemplated by this Agreement, (ii) agreeing to, negotiating, entering into settlements and compromises of, and complying with orders of courts with respect to any claims under this Agreement, (iii) pursuing, defending and settling any indemnification claims hereunder and doing all things and taking all actions the Shareholder Representative may consider necessary or proper to resolve any indemnification claims, and (iv) taking all other actions that are either (A) necessary or appropriate in the judgment of the Shareholder Representative for the accomplishment of the foregoing or (B) contemplated by the terms of this Agreement and the Escrow Agreement.  The Shareholder Representative will not be liable to any Company Equityholder for any act taken or omitted by it on behalf of the shareholders of the Corporation as permitted under this Agreement or the Escrow Agreement, except if such act is taken or omitted in bad faith or by willful misconduct.  The Shareholder Representative will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof).

(b)       The holders of Company Common Stock shall indemnify the Shareholder Representative for, and hold the Shareholder Representative harmless against, any loss, liability or expense incurred without willful misconduct or bad faith on the part of the Shareholder Representative, arising out of or in connection with the Shareholder Representative’s carrying out its duties under this Section 12.2, including costs and expenses of successfully defending the Shareholder Representative against any claim of liability with respect thereto.  The Shareholder Representative may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel.

(c)       This appointment and power of attorney shall be deemed as coupled with an interest and all authority conferred hereby shall be irrevocable and shall not be subject to termination by operation of law, whether by the death or incapacity or liquidation or dissolution of any Company Equityholder or the occurrence of any other event or events, and the Shareholder Representative may not terminate this power of attorney with respect to any Company Equityholder or its successors or assigns without the consent of Acquiror.  A decision, act, consent or instruction of the Shareholder Representative hereunder shall constitute a decision, act, consent or instruction of all Company Equityholders and shall be final, binding and conclusive upon each such Company Equityholder, and Acquiror may rely upon any such decision, act, consent or instruction of the Shareholder Representative as being the decision, act, consent or instruction of each and every such Company Equityholder.

Section 12.3             Notices.

All notices, consents and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered by hand or by Federal Express or a similar overnight courier to or (b) when successfully transmitted by telecopier (with a confirming copy of such communication to be sent as provided in clause (a) above) to, the party for whom intended, at the address or telecopier number for such party set forth below (or at such other address or telecopier number for a party as shall be specified by like notice; provided, however, that any notice of change of address or telecopier number shall be effective only upon receipt):

(a)       if to Acquiror or Merger Sub, to:

Clean Harbors, Inc.

42 Longwater Drive

P.O. Box 9149

Norwell, MA  02061-9149

Telecopy No. 781-792-5900

Attention: Brian Weber

with a copy to:

Davis, Malm & D’Agostine, P.C.

One Boston Place, 37th Floor

Boston, MA 02108

Telecopy No. 617-523-6215

Attention: C. Michael Malm, Esq.

(b)       if to the Company, to:

Safety-Kleen, Inc.

2600 North Central Expressway, Suite 400

Richardson, Texas  75080

Telecopy No. (972) 265-2989

Attention: Robert M. Craycraft II

Mark A. Phariss

with copies to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Drive

Chicago, IL 60606

Telecopy No. (312) 407-0411

Attention:                 Gary P. Cullen

Steven H. Forbes

and

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

Telecopy No. (213) 621-5234

Attention: Gregg A. Noel

(c)       if to the Shareholder Representative, to:

SK Shareholder Services, LLC

c/o Highland Capital Management

300 Crescent Court

Suite 700

Dallas TX 75201

Telecopy No: (972) 628-4147

Attention: Lane Britain

Section 12.4             Counterparts.

This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement.

Section 12.5             Entire Agreement; Third Party Beneficiaries.

This Agreement (including the documents and the instruments referred to herein), the Confidentiality Agreement and the Disclosure Schedules (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) except as provided herein, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder; provided that the Lender shall be an express third party beneficiary of and shall be entitled to rely upon  the second paragraph of Section 12.8, the second paragraph of Section 12.9 and Section 12.13 and Lender and its successors and assigns may enforce such provisions.

Section 12.6             Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 12.7             Governing Law.

This Agreement shall be governed and construed in accordance with the laws of the State of Delaware applicable to contracts to be made and performed entirely therein without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Section 12.8             Jurisdiction.

Each of the parties hereto hereby expressly and irrevocably submits to the non-exclusive personal jurisdiction of the United States District Court for the District of Delaware and to the jurisdiction of any other competent court of the State of Delaware located in the County of New Castle (collectively, the “Delaware Courts”), preserving, however, all rights of removal to such federal court under 28 U.S.C. Section 1441, in connection with all disputes arising out of or in connection with this Agreement or the transactions contemplated hereby and agrees not to commence any litigation relating thereto except in such courts.  If the aforementioned courts do not have subject matter jurisdiction, then the proceeding shall be brought in any other state or federal court located in the State of Delaware, preserving, however, all rights of removal to such federal court under 28 U.S.C. Section 1441.  Each party hereby waives the right to any other jurisdiction or venue for any litigation arising out of or in connection with this Agreement or the transactions contemplated hereby to which any of them may be entitled by reason of its present or future domicile.  Notwithstanding the foregoing, each of the parties hereto agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the Delaware Courts in any other court or jurisdiction.

Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lender in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Lender, the  Commitment Letter (including the transactions contemplated therein) or the performance thereof or the Financing or the Acquisition Financing, in any forum other than the

Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 12.9             Specific Performance.

Subject to Section 10.4(d), each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, each non-breaching party would be irreparably and immediately harmed and could not be made whole by monetary damages.  It is accordingly agreed that, subject to Section 10.4(d),  the parties hereto (a) will waive, in any action for specific performance, the defense of adequacy of a remedy at law and (b) shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to compel specific performance of this Agreement in any action instituted in accordance with this Agreement.  In circumstances where Acquiror and Merger Sub or the Company is obligated to consummate the Merger and the Merger has not been consummated (other than as a result of the other party’s refusal to close in violation of this Agreement) each of the Company, Acquiror and Merger Sub expressly acknowledges and agrees that the other party shall have suffered irreparable harm, that, subject to Section 10.4(d), monetary damages will be inadequate to compensate such other party, and that, subject to Section 10.4(d), such other party shall be entitled to enforce specifically Acquiror’s and Merger Sub’s or the Company’s, as the case may be, obligation to consummate the Merger.

Notwithstanding anything in this Agreement to the contrary, the Company acknowledges it is not a third party beneficiary of the Commitment Letter and the Lender will not have any liability to the Company or its Affiliates relating to or arising out of this Agreement, the Commitment Letter, the Acquisition Financing, the Alternative Financing or the Financing, whether at law, or equity, in contract, tort or otherwise.  In no event shall the Company be entitled to seek the remedy of specific performance of the Agreement against the Lender.

Section 12.10           Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns.

Section 12.11           Headings.

Headings of the articles and sections of this Agreement, the Disclosure Schedules and the Table of Contents are for convenience of the parties only, and shall be given no substantive or interpretative effect whatsoever.

Section 12.12           Waivers.

At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; and (c) waive compliance by the other party with any of the agreements or conditions contained herein.  Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby.  Any such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  For purposes of this Section 12.12, the Acquiror Companies will be deemed to be one party.  To the extent any waiver relating to the second paragraph of Section 12.8, the second paragraph of Section 12.9 or Section 12.13 is adverse to the rights of the Lender, the prior written consent of the Lender shall be required before such waiver is rendered effective.

Section 12.13           Waiver of Jury Trial.

Each of the parties hereto hereby, irrevocably waives all right to trial by jury and any action, proceeding or counterclaim (whether based on contract, tort, or otherwise) arising out of or relating to any claims alleged against the Lender in connection with the Financing or the Acquisition Financing.

Section 12.14           Schedules.

The Disclosure Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.  Any matter disclosed pursuant to the Disclosure Schedules shall be deemed to be disclosed for all purposes under this Agreement but such disclosure shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers as of the date first written above.

SAFETY-KLEEN, INC.

By:	/s/ Robert M. Craycraft
Name:	Robert M. Craycraft
Title:	President, Chief Executive Officer

CLEAN HARBORS, INC.

By:	/s/ James M. Rutledge
Name:	James M. Rutledge
Title:	Vice Chairman, President and
Chief Operating Officer

CH MERGER SUB, INC.

By:	/s/ James M. Rutledge
Name:	James M. Rutledge
Title:	President